SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                            DOV PHARMACEUTICAL, INC.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    259858108
                                    ---------
                                 (CUSIP Number)

                                 Samuel D. Isaly
                              OrbiMed Advisors LLC
                               OrbiMed Capital LLC
                                767 Third Avenue
                               New York, NY 10010
                            Telephone: (212) 739-6400

                  -----------------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                              Paul Schreiber, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                  July 3, 2003
                                  ------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.
Check the following box if a fee is being paid with this Statement |_|.

CUSIP No. 259858108

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Samuel D. Isaly
     --------------------------------------------------------------------------
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|_|  (a)
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|_|  (b)
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(3)  SEC Use Only
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(4)  Source of Funds (See Instructions) AF
                                       -----------------------------------------
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e).

|_|  __________________________________________________________________________

(6)  Citizenship or Place of Organization United States
                                          -------------------------------------
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----------------
 Number of Shares             (7)   Sole Voting Power   0
  Beneficially                      -------------------------------------------
 Owned by Each
  Reporting                   (8)   Shared Voting Power   2,251,428
  Person With                       -------------------------------------------

                              (9)   Sole Dispositive Power   0
                                    -------------------------------------------

                             (10)   Shared Dispositive Power   2,251,428
----------------                    -------------------------------------------


(11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,251,428
                                                                  -------------
     --------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

|_|  ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 13.77%
                                                        -----------------------
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(14) Type of Reporting Person (See Instructions) HC
                                                -------------------------------

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     OrbiMed Advisors LLC
     --------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|_|  (a)
          ---------------------------------------------------------------------
|_|  (b)
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          ---------------------------------------------------------------------

(3)  SEC Use Only
                 --------------------------------------------------------------
     --------------------------------------------------------------------------

(4)  Source of Funds (See Instructions) AF
                                       ----------------------------------------
     --------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|  __________________________________________________________________________

(6)  Citizenship or Place of Organization Delaware
                                          -------------------------------------
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 Number of Shares             (7)   Sole Voting Power   0
  Beneficially                      -------------------------------------------
 Owned by Each
  Reporting                   (8)   Shared Voting Power   2,251,428
  Person With                       -------------------------------------------

                              (9)   Sole Dispositive Power   0
                                    -------------------------------------------

                             (10)   Shared Dispositive Power   2,251,428
----------------                    -------------------------------------------


(11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,251,428
                                                                  -------------
     --------------------------------------------------------------------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

|_|  ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 13.77%
                                                        -----------------------
     --------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) IA
                                                -------------------------------

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     OrbiMed Capital LLC
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|_|  (a)
          ---------------------------------------------------------------------
|_|  (b)
          ---------------------------------------------------------------------
          ---------------------------------------------------------------------

(3)  SEC Use Only
                 --------------------------------------------------------------
     --------------------------------------------------------------------------

(4)  Source of Funds (See Instructions) AF
                                       ----------------------------------------
     --------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|  __________________________________________________________________________

(6)  Citizenship or Place of Organization Delaware
                                          -------------------------------------
     --------------------------------------------------------------------------

 Number of Shares             (7)   Sole Voting Power   0
                                    -------------------------------------------
  Beneficially
 Owned by Each                (8)   Shared Voting Power   2,251,428
                                    -------------------------------------------
  Reporting
  Person With                 (9)   Sole Dispositive Power   0
                                    -------------------------------------------

                             (10)   Shared Dispositive Power   2,251,428
----------------                    -------------------------------------------


(11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,251,428
                                                                  -------------
     --------------------------------------------------------------------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

|_|  ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 13.77%
                                                        -----------------------
     --------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) IA
                                                -------------------------------

Item 1. Security and Issuer.
        -------------------

         The class of equity securities to which this statement on Schedule 13D relates is the Common Stock (the "Shares") of DOV Pharmaceutical, Inc. (the "Issuer"), with its principal executive offices located at 433 Hackensack Avenue, Hackensack, NJ 07601.

Item 2. Identity and Background.
        -----------------------

        (a) This statement is being filed by Samuel D. Isaly, an individual ("Isaly"), and by OrbiMed Advisors LLC and OrbiMed Capital LLC, limited liability companies organized under the laws of Delaware. Isaly is a control person with respect to OrbiMed Advisers LLC and OrbiMed Capital LLC (these three persons collectively, the "OrbiMed persons").

        (b)-(c) OrbiMed Advisors LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended that acts as investment adviser or general partner to certain clients that hold Shares of the Issuer, as more particularly described in Item 6 below. OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, New York, NY 10017.

        OrbiMed Capital LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended that acts as investment adviser or general partner to certain limited partnerships as more particularly described in Item 6 below. OrbiMed Capital has its principal offices at 767 Third Avenue, New York, NY 10017.

        Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital LLC.

        The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital LLC are set forth on Schedules I and II, respectively, attached hereto. Each of these schedules sets forth the following information with respect to each such person:

        (i)   name;

        (ii)  business address (or residence address where indicated);

        (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

        (iv)  citizenship.

        (d)-(e) During the last five years, neither the Reporting Persons nor any Person named in any of the Schedules hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Isaly is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        On July 3, 2003, OrbiMed Advisors LLC and OrbiMed Capital LLC, under the respective investment advisory contracts and limited partnership or limited liability company agreements with or relating to, as the case may be, Caduceus Private Investments, LP, OrbiMed Associates LLC and UBS Juniper Crossover Fund L.L.C., as more particularly referred to in Item 6 below, caused these clients to purchase 1,428,571 Shares of the Issuer and enter into a Warrant Purchase Agreement (the "Agreement") to purchase 392,857 Shares of the Issuer (the "Warrants"), exercisable immediately and for the duration of three years.

        As a result of their common control and/or mutual affiliation, the Reporting Persons were the beneficial owners of approximately 13.77% of the outstanding Shares of the Issuer. (1)

Item 4. Purpose of Transaction.
        ----------------------

        As described more fully in Item 3 above, this statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business on behalf of their respective advisory clients.

        The OrbiMed persons have been granted the right to nominate a representative to the Board of Directors (the "Board") of the Issuer, and have nominated to that position Jonathan Silverstein, an officer of OrbiMed Advisors LLC and OrbiMed Capital LLC.

        The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

        Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional

------------------
1   Calculated in accordance with the provisions of Rule 13d-1(j) and
Rule13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934.

securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        (a)-(b) The Reporting Persons may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 2,251,428 Shares. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 13.77% of the issued and outstanding Shares. Pursuant to the terms of the limited liability company agreement of each of OrbiMed Advisors LLC and OrbiMed Capital LLC, Isaly owns a controlling interest in the outstanding limited liability company interests of each OrbiMed entity. As a result, Isaly, collectively with OrbiMed Advisors LLC and OrbiMed Capital LLC, shares power to direct the vote and to direct the disposition of the 2,251,428 Shares.

        (c) Except as disclosed in Item 3, the Reporting Persons have not effected any transaction in the Securities during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

        In addition to the relationships between the Reporting Persons described in Item 5, OrbiMed Capital LLC is the general partner of Caduceus Private Investments, LP ("Caduceus"), a private equity fund, pursuant to the terms of its limited partnership agreement. OrbiMed Advisors LLC acts as managing member of OrbiMed Associates LLC ("Associates") pursuant to the terms of its limited liability company agreement. OrbiMed Advisors LLC, through a joint venture with UBS Fund Advisor, L.L.C. entitled UBS Juniper Management, L.L.C., acts as investment manager of UBS Juniper Crossover Fund L.L.C. ("Juniper"), a registered investment company, pursuant to the terms of the UBS Juniper Crossover Fund, L.L.C. investment advisory agreement. Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital LLC have discretionary investment management authority with respect to the assets of Caduceus, Associates and Juniper. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus, Associates and Juniper, including the total 2,251,428 Shares of the Issuer held by Caduceus, Associates and Juniper. As noted above under Item 4, Jonathan Silverstein, an officer of OrbiMed Advisors LLC and OrbiMed Capital LLC, has been nominated to the Board of Directors of the Issuer and, accordingly, the Reporting Persons may have the ability to effect and influence control of the Issuer.

        Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit                             Description
-------                             -----------

   A. Limited Partnership Agreement of Caduceus Private Investments, LP, together with the First Amendment to the Limited Partnership Agreement, and the Second Amendment to the Limited Partnership Agreement.

   B.     Limited Liability Company Agreement of OrbiMed Associates LLC.

   C. Investment Advisory Agreement between PW Juniper Management, LLC and UBS Juniper Crossover Fund, LLC.

   D. Joint Filing Agreement among Samuel D. Isaly, OrbiMed Advisors LLC, OrbiMed Capital LLC and OrbiMed Advisors Inc.


Signature
---------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

July 15, 2003





                                       OrbiMed Advisors LLC

                                       By:  /s/ Samuel D. Isaly
                                       ---------------------------
                                       Name:  Samuel D. Isaly
                                       Title: Managing Member

                                       OrbiMed Capital LLC

                                       By:  /s/ Samuel D. Isaly
                                       ----------------------------
                                       Name:  Samuel D. Isaly
                                       Title: Managing Member


                                       By:  /s/ Samuel D. Isaly
                                       ----------------------------
                                       Name:  Samuel D. Isaly

                                   Schedule I

        The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC and OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.
================================================================================
                        Position with Reporting                Principal
Name                            Person                        Occupation
--------------------------------------------------------------------------------
Samuel D. Isaly         President, Director                    Partner
                                                         OrbiMed Advisors Inc.
--------------------------------------------------------------------------------
Michael Sheffery        Director                               Partner
                                                         OrbiMed Advisors Inc.
--------------------------------------------------------------------------------
Carl L. Gordon          Director                               Partner
                                                         OrbiMed Advisors Inc.
--------------------------------------------------------------------------------
Sven Borho              Director                               Partner
  German and Swedish                                     OrbiMed Advisors Inc.
    Citizen
--------------------------------------------------------------------------------
Eric A. Bittelman       Chief Financial Officer          Chief Financial Officer
                                                         OrbiMed Advisors Inc.
================================================================================


                                   Schedule II

================================================================================
                       Position with Reporting               Principal
     Name                     Person                        Occupation
--------------------------------------------------------------------------------
Samuel D. Isaly               President, Director        Partner
                                                         OrbiMed Advisors LLC
--------------------------------------------------------------------------------
Michael Sheffery              Director                   Partner
                                                         OrbiMed Advisors LLC
--------------------------------------------------------------------------------
Carl L. Gordon                Director                   Partner
                                                         OrbiMed Advisors LLC
--------------------------------------------------------------------------------
Sven Borho                    Director                   Partner
 German and Swedish Citizen                              OrbiMed Advisors LLC
--------------------------------------------------------------------------------
Eric A. Bittelman             Chief Financial Officer    Chief Financial Officer
                                                         OrbiMed Advisors LLC
================================================================================


                                  EXHIBIT INDEX

--------------------------------------------------------------------------------
Exhibit            Description                                         Page No.
--------------------------------------------------------------------------------
    A.       Limited Partnership Agreement of                             A-1
             Caduceus Private Investments, LP, together
             with the First Amendment to the Limited
             Partnership Agreement, and the Second Amendment
             to the Limited Partnership Agreement.
--------------------------------------------------------------------------------
    B.       Limited Partnership Agreement of                             B-1
             OrbiMed Associates LLC.
--------------------------------------------------------------------------------
    C.       Investment Advisory Agreement between                        C-1
             PW Juniper Management, LLC and PW Juniper
             Crossover Fund, LLC.
--------------------------------------------------------------------------------
    D.       Joint Filing Agreement among Samuel D. Isaly,                D-1
             OrbiMed Advisors LLC, OrbiMed Capital,
             LLC and OrbiMed Advisors, Inc.
--------------------------------------------------------------------------------

                                      A-1                              Exhibit A

                         LIMITED PARTNERSHIP AGREEMENT

                                       OF

                        CADUCEUS PRIVATE INVESTMENTS, LP

          WHEREAS, the undersigned (herein called the "Partners") hereby agree to form and hereby form, as of the date and year first above written, a limited partnership (herein called the "Partnership"), pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") which shall be governed by, and operated pursuant to, the terms and provisions of this Limited Partnership Agreement (herein called the "Agreement");

          Now, THEREFORE, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

          SECTION 1.01. Definitions. Capitalized terms used herein without definition have the following meanings:

          "Advisers Act" means the Investment Advisers Act of 1940, as amended from time to time.

          "Advisory Committee" means the advisory committee described in Section 3.01(c).

          "Affiliate" means, with respect to any Person, any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

          "Agreement" means this Limited Partnership Agreement, as amended from time to time.

          "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York City are authorized by law to close.

          "Capital Account" has the meaning set forth in Section 6.07.

          "Capital Commitment" means, with respect to any Partner at any time, the amount specified as such Partner's capital commitment at the time such Partner was admitted to the Partnership (as adjusted pursuant to Sections 2.07 and 5.05), which amount shall be set forth on the books and records of the Partnership; provided that unless otherwise permitted by the General Partner the minimum Capital Commitment shall be (i) $1 million per Limited Partner for individual investors and (ii) $5 million per Limited Partner for corporate entities and institutional investors. The Capital Commitment of the General Partner at any time shall be equal to at least

1% of the Offering Amount, which Capital Commitment may be made in the form of cash and/or promissory notes.

          "Capital Contribution" means any cash contribution or other payment made by such Partner pursuant to Article V or a Parallel Capital Contribution, it being understood that a Partner's Capital Contribution (including with respect to Expenses) may not exceed a Partner's Capital Commitment.

          "Carried Interest" has the meaning set forth in Section 6.02(a)(2).

          "Code" means the Internal Revenue Code of 1986, as amended from time to time.

          "Co-Investment" means any investment outside the Partnership pursuant to Section 4.02.

          "Commitment Percentage" means, with respect to any Partner at any time, the percentage derived by (i) dividing such Partner's Capital Commitment at such time by the aggregate amount of all Partner's Capital Commitments (except as otherwise provided herein) at such time and (ii) multiplying such quotient by 100.

          "Default" means, except as otherwise provided in Section 4.05(e), the failure of a Partner to make all or a portion of its required Capital Contribution on the applicable Drawdown Date or, in the case of any ERISA Partner or Early Funding Partner, on the date such ERISA Partner or Early Funding Partner is required to make such Capital Contribution pursuant to
Section 5.04(a).

          "Defaulting Partner" means, at any time, each Partner who, at or prior to such time, has committed a Default that has become an Event of Default.

          "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, as amended from time to time.

          "Direct Investment" has the meaning set forth in Section 4.05(a).

          "Distribution Date" means, with respect to any distribution pursuant to Article VI or Article IX, the date of such distribution.

          "Drawdown" means a drawdown by the Partnership of cash contributions from one or more Partners pursuant to a Drawdown Notice.

          "Drawdown Amount" means the aggregate cash contributions and other payments to be made on any date by the Partners pursuant to Article V.

          "Drawdown Date" has the meaning set forth in Section 5.02(b).

          "Drawdown Notice" has the meaning set forth in Section 5.02(a).

          "Early Funding Partner" means any Partner that, on or prior to the date hereof, advises the General Partner in writing that it desires not to receive any loan pursuant to Section 5.04(a).

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

          "ERISA Partner" means any Partner that is an employee benefit plan within the meaning of Title I of ERISA.

          "Event of Default" means, except as otherwise provided in Section 4.05(e), any Default that shall not have been (i) cured by the Partner who committed such Default within ten Business Days after the occurrence of such Default or (ii) waived by the General Partner on such terms as determined by the General Partner in its discretion (unless the Partner who committed such Default is the General Partner or an Affiliate of the General Partner, in which case the General Partner shall not waive such Default) before such Default has otherwise become an Event of Default pursuant to clause (i) hereof.

          "Excused Partner" means, with respect to any Investment, any Partner who is excused pursuant to Section 5.06 from making all or a portion of its Capital Contribution that would otherwise be required in respect of such Investment.

          "Expense" means any Partnership Expense or Partnership Investment Expense.

          "Federal Funds Rate" means, for any day, the rate per annum (rounded upward, if necessary, to the nearest 1/100th of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (i) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (ii) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate quoted to Morgan Guaranty Trust Company of New York on such day on such transactions.

          "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

          "Final Closing Date" means the earlier of the date that (i) subscriptions for $150 million of Partnership Interests (or such higher amount not to exceed $200 million as determined in the sole discretion of the General Partner) are accepted by the General Partner or (ii) December 31, 2000.

          "Follow-on Investment" means any further Partnership Investment or Parallel Investment in securities of any Person in which a Partnership Investment or Parallel Investment has previously been made.

          "Full Investment Date" means the earlier of (i) the fourth anniversary of the Final Closing Date established in accordance with Section 2.07(a) and
(ii) the day on which the Remaining Capital Commitments are reduced to zero or cancelled pursuant to this Agreement; provided that the Full Investment Date may be extended beyond (i) and (ii) with the written consent of the Required Partners.

          "General Partner" means, at any time, OrbiMed Capital LLC, a Delaware limited liability company, or any other Person who, at such time, serves as the General Partner of the Partnership.

          "Indemnified Person" means the General Partner, the Management Company, any Affiliate of the General Partner or the Management Company, and any director, officer, stockholder, member, employee, agent or representative of the General Partner, the Management Company or such Affiliate, including without limitation any officers of the Partnership and any members of the Advisory Committee.

          "Initial Closing Date" means the date that subscriptions for $50 million of Partnership Interests are accepted by the General Partner.

          "Investment" means any Partnership Investment or Parallel Investment.

          "Investment Company Act" means the Investment Company Act of 1940, as amended from time to time.

          "Investment Percentage" of any Partner means, with respect to any Investment, the percentage derived by (i) dividing the Capital Contributions made by such Partner in respect of such Investment by the aggregate Capital Contributions made by all Partners (except as otherwise provided herein) in respect of such Investment and (ii) multiplying such quotient by 100.

          "Limited Partners" means the Partners other than the General Partner.

          "Management Company" means the company engaged pursuant to Section 3.01(b) to monitor the Partnership Investments and provide administrative and financial services to the Partnership.

          "Offering Amount" means a minimum amount of $50 million and a maximum amount of $150 million of subscribed Partnership Interests from qualified investors and accepted by the General Partner; provided that the General Partner may increase the maximum amount of subscriptions hereunder to an amount not to exceed $200 million.

          "Offering Memorandum" means the Offering Memorandum dated February 10, 2000 relating to Partnership Interests in the Partnership, as supplemented or amended to the date hereof (it being understood and agreed that the Offering Memorandum is hereby deemed supplemented and amended by the terms of this Agreement, and in the event of any inconsistencies between the Offering Memorandum and the terms of this Agreement, the terms of this Agreement shall control).

          "Organizational Expenses" means all reasonable expenses of organizing the Partnership and the General Partner and all reasonable expenses incurred by the Partnership or the General Partner in connection with (x) the marketing and private placement of the Partnership Interests in the Partnership, (y) the registration, qualification or exemption of the Partnership under any applicable federal, state or foreign laws and (z) the preparation of this Agreement; provided that in no event shall Organizational Expenses exceed $500,000.

          "Out-of-Pocket Expenses" means out-of-pocket expenses incurred by the Partnership, any Partnership Investment Vehicle or Parallel Investment Vehicle or the General Partner (other than Professional Expenses), including without limitation printing costs, travel expenses and brokerage and custodial fees and expenses.

          "Parallel Capital Contribution" means, with respect to any Partner, cash contribution or other payment in respect of any Parallel Investment or Parallel Investment Expense made by such Partner pursuant to Article V.

          "Parallel Investment" means an investment or series of investments in any Person's securities, other than through the Partnership, that is contemplated by this Agreement (other than any Co-Investment) and that is, in the sole judgment of the General Partner, at the time the opportunity arises to make such investment or series of investments, an appropriate investment outside the Partnership for one or more Partners; provided that such Person is not a partnership or a limited liability company (other than a partnership or limited liability company that is solely a vehicle for investing in securities that are eligible to be acquired outside the Partnership by any Partner as a Parallel Investment).

          "Parallel Investment Expenses" means (i) all unreimbursed Professional Expenses and Out-of-Pocket Expenses incurred in connection with identifying, evaluating, structuring, negotiating, obtaining regulatory approval for, monitoring and preparing exit strategies for Parallel Investments; (ii) all unreimbursed Professional Expenses and Out-of-Pocket Expenses incurred in connection with the acquisition, holding, refinancing, pledging, sale or proposed refinancing, pledging or sale of all or any portion of any Parallel Investment; (iii) all expenses with respect to the formation, operation or administration of any Parallel Investment Vehicle (or, in the absence of any Parallel Investment Vehicle, any expenses comparable to the foregoing) and (iv) all investment fees pursuant to any Parallel Investment terms that correspond to
Section 5.03.

          "Parallel Investment Ownership Interest" means, at any time and with respect to any Partner that is a Participating Partner with respect to any Parallel Investment, (i) in the case of a Parallel Investment owned directly by such Partner at such time, such Partner's ownership interest in such Parallel Investment, and (ii) in the case of a Parallel Investment owned indirectly by such Partner at such time through a Parallel Investment Vehicle, such Partner's ownership interest in such Parallel Investment Vehicle.

          "Parallel Investment Vehicle" means any Person formed for the purpose of making any Parallel Investment in accordance with Section 4.04.

          "Participating Partner" means, with respect to any Investment, any Partner who has made a Capital Contribution in respect of such Investment.

          "Partners" means the General Partner and each of the undersigned and any additional Partners admitted in accordance with Section 2.07.

          "Partnership Expenses" has the meaning set forth in Section 3.04(a).

          "Partnership Interests" means the partnership interests in the Partnership.

          "Partnership Investment" means an investment or series of investments by the Partnership in any Person's securities that is, in the sole judgment of the General Partner at the time the opportunity arises to make such investment or series of investments, an appropriate investment for the Partnership; provided that such Person is not a partnership (other than a partnership that is solely a vehicle for investing in securities that are eligible to be acquired by the Partnership as a Partnership Investment). Each Direct Investment shall be deemed to be a Partnership Investment for all purposes of this Agreement.

          "Partnership Investment Expense" means any expenses incurred in connection with consummating investment transactions that are attributable to a specific investment.

          "Partnership Investment Vehicle" means any Person formed for the purpose of making any Partnership Investment in accordance with Section 4.01.

          "Partnership Investment Vehicle Expenses" means all expenses with respect to the formation, operation or administration of any Partnership Investment Vehicle.

          "Person" means any individual, company, corporation, trust, limited liability company, partnership, or other entity.

          "Prime Rate" means the rate of interest publicly announced by Morgan Guaranty Trust Company of New York in New York City from time to time as its Prime Rate.

          "Proceeds" means, with respect to any Investment, any cash and non-cash proceeds received from any sale, exchange, extinguishments, cancellation, termination, lapse, transfer or other disposition of securities or other assets constituting all or any portion of such Investment (except, in the discretion of the General Partner, any securities that are received pursuant to a recapitalization or reorganization of any Person in which an Investment has been made) and any dividends, interest or other income received in connection with such Investment (x) less any Expenses incurred in connection with the receipt of such proceeds or income and (y) plus the amount of any withholding or other tax imposed with respect to any Participating Partner's participation in such Investment.

          "Professional Expenses" means the expenses incurred by the Partnership, any Partnership Investment Vehicle or Parallel Investment Vehicle or the General Partner in respect of the fees and expenses of auditors, attorneys, tax advisors and consultants.

          "Proposed Parallel Investment" means any Parallel Investment that the General Partner or any Parallel Investment Vehicle has committed to make or cause to be made.

          "Proposed Partnership Investment" means any Partnership Investment that the Partnership has committed to make.

          "Remaining Capital Commitment" means, with respect to any Partner at any time, the excess, if any, of (i) such Partner's Capital Commitment at such time over (ii) such Partner's aggregate Capital Contributions made prior to such time.

          "Remaining Commitment Percentage" means, with respect to any Partner at any time, the percentage derived by (i) dividing such Partner's Remaining Capital Commitment at such time by the aggregate amount of all Partner's Remaining Capital Commitments (except as otherwise provided herein) at such time and (ii) multiplying such quotient by 100.

          "Required Partners" means at any time Partners (other than Partners who are Affiliates of the General Partner and Defaulting Partners) having at least a majority of the aggregate amount of all Partners' (other than such Affiliates' and Defaulting Partners') Capital Commitments.

          "Scientific Advisory Board" means the scientific advisory board described in Section 3.01(d).

          "Special Expense Distribution" has the meaning set forth in Section 6.05.

          "Special Limited Partner" means any Limited Partner (or group of Limited Partners that are, in the reasonable determination of the General Partner, Affiliates of one another) whose Capital Commitment to the Partnership is in the amount of $10 million or more.

          "Special Tax Distribution" has the meaning set forth in Section
6.02(c).

          "Substituted Partner" has the meaning set forth in Section 11.02.

          "Transfer" has the meaning set forth in Section 10.01.

                                   ARTICLE II

                               GENERAL PROVISIONS

          SECTION 2.01. Name. The name of the Partnership is Caduceus Private Investments, LP.

          SECTION 2.02. Office; Registered Agent. (a) The Partnership has and shall maintain a registered office in Delaware at, and the name and address of the Partnership's registered agent in Delaware is, c/o National Registered Agents, Inc., 9 East Loockerman, Dover, County of Kent, Delaware, 19901, USA.

          (b) The business address of the General Partner shall be OrbiMed Capital LLC, 767 Third Avenue, 6th Floor, New York, New York, 10017, USA, or such other place as the General Partner shall specify by notice to all the Partners.

          SECTION 2.03. Purposes of the Partnership. The purposes of the Partnership are (i) to identify potential Partnership Investments, (ii) to acquire, hold and dispose of Partnership Investments, (iii) pending utilization or disbursement of funds, to invest such funds in accordance with the terms of this Agreement and (iv) to do everything necessary or desirable for the accomplishment of the above purposes or the furtherance of any of the powers herein set forth and to do every other act and thing incident thereto or connected therewith.

          SECTION 2.04. Liability of the Partners Generally. Except as otherwise provided in this Agreement or the Delaware Act, no Partner (or former Partner) shall be obligated to make any contribution of capital to the Partnership or have any liability for the debts and obligations of the Partnership.

          SECTION 2.05. Fiscal Year. The fiscal year of the Partnership for financial statements and United States federal income tax purposes shall end on December 31st (or such other date as may be required by law).

          SECTION 2.06. Admission of Partners. On the Initial Closing Date, each Person whose subscription for a Partnership Interest in the Partnership has been accepted by the General Partner shall, upon execution and delivery of a counterpart of this Agreement, become a Partner and shall be shown as such on the books and records of the Partnership.

          SECTION 2.07. Additional Partners. (a) At any time during the period commencing on the Initial Closing Date and ending on December 31, 2000, the General Partner may at its discretion cause the Partnership to admit additional Partners or allow any Partner to increase its original Capital Commitment, in each case in amounts of not less than $20 million per subsequent closing. Upon the execution and delivery of a counterpart of this Agreement, each such additional Partner shall become a Partner of the Partnership and shall be shown as such on the books and records of the Partnership, subject to the terms of this Agreement. Neither the admission of any additional Partner to the Partnership nor the increase in the original Capital Commitment of any existing Partner pursuant to this Section 2.07 shall require the approval of any Partners existing immediately prior to such admission or increase.

          (b) Additional Partners admitted to the Partnership on any Closing Date other than the Initial Closing Date (and to the extent of any increase in their Capital Commitments on any such Closing Date, Partners so increasing their Capital Commitments) shall make Capital Contributions for their pro rata share of the Capital Contributions previously made for any Partnership Investments still held by the Partnership at the time of their admission and for Partnership Expenses and Management Fees plus interest at the Prime Rate on such amounts from the date of each such Capital Contribution (or the Initial Closing date, in the case of Management Fees) to the date of the subsequent closing, and will share in any subsequent distributions and allocations of items of income, gain, loss or expense of the Partnership that are attributable to any such Investment. Amounts so contributed will be refunded to existing Partners (or paid to the Management Company in the case of Management Fees), and the amounts of such refunds to the existing Partners, excluding the interest component, will be added to the Remaining Capital Commitments and will be subject to future Drawdowns. The interest component provided for above shall be treated as income of the Partnership and allocated to the existing Partners.

          (c) No additional Partner or Substituted Partner shall be admitted to the Partnership, and no existing Partner shall be allowed to increase its original Capital Commitment, unless the admission of such Partner or the increase of such Capital Commitment (i) would not, in the written opinion of the General Partner's legal counsel, jeopardize the status of the Partnership as a partnership for United States federal income tax purposes, cause a dissolution of the Partnership under the Delaware Act or for United States federal income tax purposes, cause the

Partnership's assets to be deemed to be "plan assets" for purposes of ERISA, cause the Partnership to be deemed to be an "investment company" for purposes of the Investment Company Act, cause the General Partner to be in violation of the Advisers Act, or cause the Partnership or any of its affiliates to be in violation of the Securities Act of 1933, as amended, and (ii) would not violate, or cause the Partnership to violate, any other applicable law or regulation. Prior to the admission of such Partner or the increase of such Capital Commitment, the General Partner shall deliver to each Partner a copy of the opinion referred to in clause (i) above.

          SECTION 2.08. Number of Partners. The Partnership will have no more than 100 Partners, in compliance with the exemption from registration as an "investment company" provided by Section 3(c)(1) of the Investment Company Act. The Partnership will also limit the number of Partners so as to satisfy the "private placement" safe-harbor to avoid treatment as a publicly-traded partnership taxable in the United States as a corporation.

                                  ARTICLE III

          MANAGEMENT, ADMINISTRATION AND OPERATIONS OF THE PARTNERSHIP

          SECTION 3.01. (a) Management Generally. The management and control of the Partnership shall be vested exclusively in the General Partner, except to the extent certain administrative duties are delegated as provided in paragraph
(b) to this Section 3.01 and as provided in paragraphs (c) and (d) to this
Section 3.01. Except with respect to activities of the Advisory Committee, the Limited Partners shall have no part in the management or control of the Partnership, shall exercise no influence over the management or policies of the Partnership and shall have no authority or right to act on behalf of the Partnership in connection with any matter.

          (b) Administrative Services. The Partnership may retain the services of one or more entities to render various administrative services to the Partnership and may pay reasonable and customary compensation for such services as follows. The Partnership may retain an Affiliate of the General Partner to provide such administrative services. The General Partner shall engage OrbiMed Advisors LLC, a Delaware limited liability company, as its Management Company to manage the business of the Partnership and provide the foregoing administrative services for a per annum fee equal to (i) 2% of the aggregate Capital Commitments of all Partners through the Full Investment Date, and (ii) 1.5% of the aggregate remaining invested capital from time to time of all Partners after the Full Investment Date, to be paid by the Partnership quarterly, in advance (the "Management Fee"). An amount equal to 50% of any cash director's fees received by Affiliates or employees of the Management Company serving as directors of portfolio companies constituting Investments shall be offset against the Management Fee. The Management Company will be responsible for monitoring Investments and all ordinary administrative and overhead expenses of the Partnership and its staff.

          (c) Advisory Committee. The Partnership's Advisory Committee will consist of no less than three and no more than seven representatives of the Limited Partners, to be appointed by the General Partner. The Advisory Committee will advise the General Partner on certain matters related to the Partnership and will have final approval on certain issues, including issues involving any actual or potential conflicts of interest between the General Partner, the

Management Company and the Partnership. In addition the Advisory Committee will periodically receive from the Management Company proposed valuations of fund investments. The Advisory Committee shall have the right to review such valuations.

          (d) Scientific Advisory Board. The General Partner shall consult from time to time with Scientific Advisory Board made up of individuals experienced in the areas in which the Partnership intends to concentrate its investments. The General Partner shall decide upon the size and selection process for the Scientific Advisory Board Members. Members of the Scientific Advisory Board will be consulted individually from time to time on areas within their scientific expertise and will meet periodically as a group, when necessary, to discuss areas of potential interest to the Partnership. Fees of the Scientific Advisory Board will be paid by the Management Company out of the Management Fee. At any time, the General Partner may remove such Scientific Advisory Board Members from their position(s) on the Scientific Advisory Board.

          SECTION 3.02. Authority of the General Partner. The General Partner shall have the power on behalf and in the name of the Partnership to carry out any and all of the objectives and purposes of the Partnership and to perform all acts which it may, in its discretion, deem necessary, desirable or convenient, including without limitation, the power to:

          (a) identify investment opportunities for the Partnership;

          (b) acquire, hold, manage, own, sell, transfer, convey, assign, exchange, pledge or otherwise dispose of any investment made or held by the Partnership;

          (c) open, maintain and close accounts with banks, brokerage firms or other financial institutions, deposit and withdraw funds in the name of the Partnership and draw checks or other orders for the payment of moneys;

          (d) enter into, and take any action under, any contract, agreement or other instrument as the General Partner shall determine to be necessary or desirable to further the purposes of the Partnership, including without limitation granting or refraining from granting any waivers, consents and approvals with respect to any of the foregoing and any matters incident thereto;

          (e) bring and defend actions and proceedings at law or in equity and before any governmental, administrative or other regulatory agency, body or commission;

          (f) employ, on behalf and at the expense of the Partnership, and dismiss from such employment any and all attorneys, accountants, consultants, appraisers or custodians of the assets of the Partnership or other agents or employees (who may be designated as officers with titles), on such terms and for such compensation as the General Partner may determine, whether or not such Person may be, or also be otherwise employed by, any Affiliate of the General Partner;

          (g) make all elections, investigations, evaluations and decisions, including the voting of securities held by the Partnership, binding the Partnership thereby, that may in the judgment of the General Partner be necessary or desirable for the acquisition, management or disposition of investments by the Partnership;

          (h) enter into and perform any agency cross transaction in which any Affiliate of the General Partner acts as broker for both the Partnership and a party on the other side of the transaction or any agency transaction in which the Partnership is a principal and in which any Affiliate of the General Partner acts as broker for a party on the other side of the transaction;

          (i) incur expenses and other obligations on behalf of the Partnership in accordance with this Agreement, and, to the extent that funds of the Partnership are available for such purpose, pay all such expenses and obligations;

          (j) contribute funds to the Partnership in accordance with Section
     3.06;

          (k) establish reserves in accordance with Sections 5.02(a), 6.03(d) and 9.04(b) for contingencies and for any other Partnership purpose;

          (l) in its discretion, form Partnership Investment Vehicles and permit Partners to make Parallel Investments outside the Partnership and Direct Investments; and

          (m) act for and on behalf of the Partnership in all matters incidental to the foregoing.

          SECTION 3.03. Other Authority. The General Partner agrees to use its best efforts to operate the Partnership in such a way that (i) the Partnership would not be deemed to be an "investment company" for purposes of the Investment Company Act, (ii) none of the Partnership's assets would be deemed to be "plan assets" for purposes of ERISA, (iii) the Partnership would not generate any "unrelated business taxable income" as defined in Section 512(a)(1) of the Code, and (iv) the General Partner would be in compliance with the Advisers Act. Subject to the foregoing and to Section 3.14, the General Partner is hereby authorized to take any action (including making structural, operating or other changes in the Partnership, making structural or other changes in any Investment (including changes such that the Partnership qualifies as a "venture capital operating company" for purposes of ERISA) amending this Agreement in any manner that would otherwise require only the approval of the Required Partners pursuant to Section 12.01 (a) canceling in whole or in part the Remaining Capital Commitment of any Partner, requiring the sale in whole or in part of any Partner's interest in the Partnership or any Parallel Investment Ownership interest of such Partner or dissolving (pursuant to Section 9.02(c)) the Partnership) it has determined in good faith to be necessary in order for (a) the Partnership not to be in violation of the Investment Company Act or any other material law, regulation or guideline applicable to the Partnership, (b) the Partnership's assets not to be deemed "plan assets" for purposes of ERISA, and (c) the General Partner not to be in violation of the Advisers Act or any other material law, regulation or guideline applicable to the General Partner or any other material law, regulation or guideline applicable to the Partnership, any of its Affiliates or any Partner. Prior to taking any action pursuant to this Section 3.03 or, if such prior notice is not reasonably practicable, after taking such action, the General Partner shall provide notice thereof to any Partner affected by such action, but such action shall not require the approval of any Partner.

          SECTION 3.04. Expenses. (a) Subject to Sections 3.06 and 5.03, the Partnership shall be responsible for and shall pay all Partnership Expenses. All Partnership Expenses shall be paid out of funds of the Partnership determined by the General Partner to be available for such purpose. As used herein, the term "Partnership Expenses" means all expenses or obligations of the Partnership or otherwise incurred by the General Partner in connection with this Agreement (other than the obligation of the Partnership to make or pay for any Partnership Investments), including without limitation:

          (i) all Organizational Expenses and ongoing administrative expenses of the Partnership, which the Partnership intends to amortize over a period of 60 months;

          (ii) all ongoing Professional Expenses for services rendered to or in connection with the Partnership or in connection with this Agreement;

          (iii) all unreimbursed Professional Expenses and Out-of-Pocket Expenses incurred in connection with Partnership activities;

          (iv) all costs and expenses (other than marketing expenses) incurred in connection with the offering and sale of the Partnership Interests;

          (v) all unreimbursed Professional Expenses and Out-of-Pocket Expenses (including Partnership Investment Vehicle Expenses) incurred in connection with the acquisition, holding, refinancing, pledging, sale or proposed refinancing, pledging or sale of all or any portion of any Investment and, subject to the approval of the Advisory Committee, costs and expenses of researching, monitoring and otherwise maintaining the Investments (including travel expenses, provided that travel expenses incurred in connection with monitoring investments shall reduce the Management Fee) and costs and expenses associated with the retention of consulting specialists by the General Partner to assist it in the analysis, purchase and sale of Investments;

          (vi) all expenses incurred in connection with any litigation or other proceeding involving the Partnership (including the cost of any investigation and preparation) and the amount of any judgment or settlement paid in connection therewith;

          (vii) all expenses for indemnity or contribution payable by the Partnership to any Person, whether payable under Article VIII or otherwise and whether payable in connection with any litigation involving the Partnership or otherwise;

          (viii) all unreimbursed expenses incurred in connection with the collection of amounts due to the Partnership from any Person;

          (ix) all expenses incurred in respect of any taxes imposed on the Partnership or in connection with tax proceedings that are characterized as Partnership Expenses pursuant to Section 3.11;

          (x) all expenses incurred in connection with the preparation of amendments to this Agreement; and

          (xi) all expenses incurred in connection with the dissolution and liquidation of the Partnership.

Notwithstanding the foregoing, the Participating Partners in respect of any Partnership Investment for which a Partnership Investment Vehicle is formed shall be responsible for and shall pay all Partnership Investment Vehicle Expenses with respect to such Partnership Investment Vehicle, and the other Partners shall be deemed to have a Capital Commitment equal to zero for purposes of funding such Partnership Investment Vehicle Expenses.

          (b) The Participating Partners in respect of any Parallel Investment shall be responsible for and shall pay all Parallel Investment Expenses related to such Parallel Investment, and the other Partners shall be deemed to have a Capital Commitment equal to zero for purposes of funding such Parallel Investment Expenses. If the General Partner determines, in its discretion, that any Expense relates to both a Partnership Investment and one or more Parallel Investments, the General Partner shall allocate such Expense among the Partnership and the applicable Parallel Investment Vehicles (or, in the case of a Parallel Investment without a Parallel Investment Vehicle, the Participating Partner or Participating Partners in respect of such Parallel Investment), pro rata in proportion to the aggregate Capital Contributions made with respect to such Partnership Investment and each such Parallel Investment.

          The General Partner and the Partners acknowledge and agree that (i) no Parallel Investment Expense shall be incurred for the benefit of or borne by, the Partnership, (ii) no Parallel Investment Expense shall constitute or be deemed to be a Partnership Expense for any purpose and (iii) no creditor whose claims arise in connection with any Parallel Investment shall have any recourse or claim against the Partnership or any Partnership Investment or be entitled reasonably to rely on the existence of the Partnership or any Partnership Investment in extending credit with respect to such Parallel Investment. Without limiting the generality of the foregoing, (x) no Parallel Investment Expense shall be set forth on the books and records of the Partnership or, except as otherwise required by law, listed on the tax returns to be filed by the Partnership and (y) the Partnership shall not use any of its funds to pay or otherwise satisfy any Parallel Investment Expense.

          SECTION 3.05. Restriction on Borrowings. The Partnership shall not (i) incur any indebtedness for borrowed money, (ii) guarantee the obligations of any Person or (iii) otherwise become contingently liable with respect to any indebtedness of any Person.

          SECTION 3.06. Certain Contributions by the General Partner. The General Partner may, in its discretion, pay any Partnership Expense (or portion thereof) that the General Partner is otherwise entitled to require the Partners to fund pursuant to this Agreement, and such payment shall be treated as a cash contribution by the General Partner and credited to its Capital Account pursuant to Section 6.08(a). If the General Partner makes cash contributions to the Partnership pursuant to this Section 3.06, the General Partner shall have the option to require the Partners to fund, in accordance with Section 5.02(b), a Special Expense Distribution to the

General Partner on any subsequent Drawdown Date on which the Partners are required to make Capital Contributions in respect of Investments.

          SECTION 3.07. Transactions with Affiliates. In addition to transactions specifically contemplated by this Agreement, the General Partner, when acting in its capacity as General Partner of the Partnership, is hereby authorized to purchase property or obtain services from, to sell property or provide services to, or otherwise to deal with the General Partner (acting in a capacity other than its capacity as General Partner of the Partnership), any Affiliate of the General Partner, any Partner, any Person in which a Partnership Investment has been, or is proposed to be, made, or any Affiliate of any of the foregoing Persons; provided that, in connection with any such dealing (other than those specifically contemplated by the immediately succeeding sentence of this Section 3.07) between the Partnership and the General Partner (acting in a capacity other than its capacity as General Partner of the Partnership) or any Affiliate of the General Partner, such dealing shall be on terms no less favorable to the Partnership than the terms that would be obtained on an arm's-length basis and the General Partner shall disclose the arrangements of such dealing to the Advisory Committee. In connection with any services performed by any Affiliate of the General Partner for the Partnership, such Affiliate shall be entitled to be compensated by the Partnership for such services, and the amount of such compensation shall be determined by the General Partner in its discretion; provided that such compensation at any time shall not exceed the amount such Affiliate would customarily receive from third parties as compensation at such time for the performance of similar services. Each Partner acknowledges and agrees that the purchase or sale of property, the performance of such services, the borrowing of such funds, other dealings, or the receipt of such compensation may give rise to conflicts of interest between the Partnership and the Partners, on the one hand, and the General Partner or such Affiliate, on the other hand.

          SECTION 3.08. Other Activities, Conflicts of Interest. (a) Each Partner (1) represents and warrants that such Partner has carefully reviewed and understood the information contained in the Offering Memorandum and (2) acknowledges and agrees that the General Partner or any of its Affiliates may engage in any of the activities of the type or character described in the Offering Memorandum under the caption "Certain Risk Factors and Conflicts of Interest", or elsewhere therein, whether or not such activities have or could have an effect on the Partnership's affairs or on any Investment. Without limiting the generality of any of the foregoing, each Partner acknowledges and agrees that:

          (i) the General Partner, any of its Affiliates and any officer or employee of any such Person shall be required to devote only such time to the affairs of the Partnership as the General Partner determines in its discretion may be necessary to manage and operate the Partnership, and any such Person, to the extent not otherwise directed by the General Partner (but subject to Section 4.03), shall be free to serve any other Person or enterprise in any capacity that it may deem appropriate in its discretion; and

          (ii) Affiliates of the General Partner shall have the right to perform investment banking services for, and to receive compensation from, any Person in which an Investment has been, or is proposed to be, made. Such compensation may include, without limitation, financial advisory fees, fees in connection with restructurings and mergers and acquisitions, underwriting or placement fees, financing or commitment fees, and brokerage fees. In addition, such Affiliates shall have the right to purchase property (including securities) from, to sell property or lend funds to, or otherwise to deal with, any Person in which an Investment has been, or is proposed to be, made. Employees of the General Partner and its Affiliates may also receive cash and equity compensation in connection with serving as directors of portfolio companies. Each Partner further acknowledges and agrees that the performance of such services, the purchase or sale of such property, the lending of such funds, other dealings, or the receipt of such fees may give rise to conflicts of interest between the Partnership and the Partners, on the one hand, and Affiliates of the General Partner, on the other hand, and that any such fees or other compensation will not be shared with the Partnership or any Partner (except that an amount equal to 50% of any cash director's fees received by Affiliates or employees of the Management Company shall be offset against the Management Fee as provided in Section 3.01(b)).

     Nothing contained in this Agreement shall be deemed to prohibit the General Partner or any Partner (or any Affiliate of such Person or client thereof) from making investments in Persons in which Partnership Investments have been or are proposed to be made or in any Affiliates of any such Persons or providing financing thereto in addition to the investments or financing by such Person through the Partnership; provided that if the terms of any such investment provided to the General Partner or any of its Affiliates or clients give rise to any conflict of interest between such Person and the Partnership, the General Partner shall consult with the Advisory Committee as set forth below.

          (b) Unless otherwise expressly provided herein, whenever a conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership or any Partner, on the other hand, the General Partner shall resolve such conflict of interest in its discretion after consultation with the Advisory Committee, and the resolution so made by the General Partner shall not constitute a breach of this Agreement.

          SECTION 3.09. Books and Records; Accounting Method. (a) The General Partner shall keep or cause to be kept at the address of the General Partner (or at such other place as the General Partner shall advise the other Partners) full and accurate books and records of the Partnership. Subject to Sections 3.10(a) and 3.10(b), such books and records shall be available, upon five Business Days' notice to the General Partner, for inspection and copying at reasonable times during business hours by each Partner or its duly authorized agents or representatives for a purpose reasonably related to such Partner's interest in the Partnership. Each Partner agrees that such books and records contain confidential information relating to the Partnership and its affairs.

          (b) The Partnership's books of account shall be kept on the same basis followed by the Partnership for United States federal income tax purposes.

          SECTION 3.10. Confidentiality. (a) Each Partner, other than the General Partner, agrees to keep confidential, and not to disclose to any Person, any matter relating to the Partnership and its affairs, including the identities of the other Partners and the beneficial owners of the related Partnership Interests and any matter related to any Investment (other than disclosure to such Partner's employees, agents, advisors, or representatives responsible for matters relating to the Partnership and who need to know such information in order to perform such responsibilities (each such Person being hereinafter referred to as an "Authorized Representative") or the other Limited Partners); provided that such Partner or any of its Authorized Representatives may make such disclosure to the extent that (i) the information being disclosed is otherwise generally available to the public, (ii) such disclosure is requested by any governmental body, agency, official or authority having jurisdiction over such Partner or (iii) such disclosure, in the written opinion of legal counsel of such Partner or Authorized Representative, is otherwise required by law. Prior to making any disclosure described in clause (iii) of this Section 3.10(a), each Partner shall notify the General Partner of such disclosure and deliver to the General Partner a copy of the opinion referred to in such clause (iii). Prior to any disclosure to any Authorized Representative, each Partner shall advise such Authorized Representative of the obligations set forth in this Section 3.10(a) and obtain the agreement of such Person to be bound by the terms of such obligations.

          (b) The General Partner may, to the maximum extent permitted by applicable law, keep confidential from any Partner any information (including information requested by such Partner pursuant to Section 3.09) the disclosure of which (i) the Partnership, any Partnership Investment Vehicle or Parallel Investment Vehicle or the General Partner is required to keep confidential by law or by the terms of any agreement entered into in good faith in connection with any proposed Investment or (ii) the General Partner reasonably believes may have an adverse effect on (x) the ability to consummate any proposed Investment or any transaction directly or indirectly related to, or giving rise to, such Investment, (y) the Partnership or any Partnership Investment Vehicle or Parallel Investment Vehicle or (z) any Person in which an Investment has been, or is proposed to be, made. If information is withheld from any Partner pursuant to this Section 3.10(b), the General Partner shall provide such information to such Partner after the circumstances described in the preceding sentence are no longer continuing.

          SECTION 3.11. Partnership Tax Returns. (a) The General Partner shall cause to be prepared and timely filed all tax returns required to be filed for the Partnership. The General Partner may, in its discretion, make, or refrain from making, any income or other tax elections for the Partnership that it deems necessary or advisable, including an election pursuant to Section 754 of the Code.

          (b) The General Partner is hereby designated as the Partnership's "Tax Matters Partner" under Section 6231(a)(7) of the Code. The General Partner is specifically directed and authorized to take whatever steps the General Partner, in its discretion, deems necessary or desirable to perfect such designation, including filing any forms or documents with the Internal Revenue Service and taking such other action as may from time to time be required under Treasury regulations. Any Partner shall have the right to participate in any administrative proceedings relating to the determination of Partnership items at the Partnership level. Expenses of such administrative proceedings undertaken by the Tax Matters Partner shall be Partnership Expenses. Each Partner who elects to participate in such proceedings shall be responsible for any expenses incurred by such Partner in connection with such participation. The cost of any resulting audits or adjustments of a Partner's tax return shall be borne solely by the affected Partner.

          SECTION 3.12. Annual Meeting. The General Partner shall call a meeting of the Partners on an annual basis by giving notice of such meeting to each Partner not less than 30 nor more than 60 days prior to such meeting. Such notice shall specify the time and place of such meeting.

          SECTION 3.13. Reliance by Third Parties. Persons dealing with the Partnership are entitled to rely conclusively upon the power and authority of the General Partner as herein set forth.

          SECTION 3.14. ERISA. The General Partner agrees to use its best efforts to operate the Partnership in such a way that none of the Partnership's assets would be deemed to be "plan assets" for purposes of ERISA including without limitation by structuring Investments such that the Partnership qualifies as a "venture capital operating company" for purposes of ERISA. If, despite such efforts, the General Partner becomes aware or is notified that the Partnership's assets may be deemed to be such plan assets, the General Partner may take any action authorized under Section 3.03, including without limitation canceling in whole or in part the ERISA Partners' respective Remaining Capital Commitments or requiring the sale in whole or in part of the ERISA Partners respective Partnership Interests in the Partnership, without the approval of any ERISA Partner; provided that such cancellation, sale or other action shall be imposed on all ERISA Partners pro rata in accordance with their respective Commitment Percentages (calculated without giving effect to the Capital Commitment of any Partner that is not an ERISA Partner).

                                   ARTICLE IV

                    INVESTMENTS AND INVESTMENT OPPORTUNITIES

          SECTION 4.01. Investments Generally. The assets of the Partnership shall, to the extent not required for the payment of expenses or otherwise necessary for the conduct of the Partnership's business (as determined by the General Partner in its discretion), and subject to Sections 3.03, 5.07 and 6.04, be invested in such Partnership Investments as the General Partner shall determine in its discretion. In the discretion of the General Partner, Partnership Investments shall be made either directly by the Partnership or indirectly through one or more Partnership Investment Vehicles, or shall be made as Direct Investments; provided, that at the time any Investment is made the General Partner may not, without the consent of the Required Partners, (i) allocate more than 15% of the aggregate Capital Commitments in any one Partnership Investment, (ii) allocate more than 35% of the aggregate Capital Commitments in non-United States entities, or (iii) allocate more than 50% of the aggregate Capital Commitments in publicly traded securities.

          Subject to and in accordance with Section 4.04, the General Partner may, in its discretion, permit certain Partners (other than an ERISA Partner) to make Parallel Capital Contributions outside the Partnership in such Parallel Investments as the General Partner shall determine in its discretion. In the discretion of the General Partner, Parallel Investments shall be made either directly by the Participating Partners in respect of such Parallel Investments or indirectly through one or more Parallel Investment Vehicles.

          Notwithstanding the foregoing, the General Partner may not require Capital Contributions with respect to any Investment in connection with a tender offer for outstanding securities of any Person that is the subject, directly or indirectly, of such Investment if the Board of Directors (or other analogous body) of such Person recommends in such Person's Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, as amended or supplemented, that security holders not tender securities pursuant to such offer. It is further understood that the General Partner will not require Capital Contributions with respect to Investments of a type or character inconsistent with the investments described in the Offering Memorandum.

          SECTION 4.02. Co-Investments. If, in connection with one or more proposed Investments arising from a single investment opportunity and subject to
Section 4.03, the General Partner determines, in its discretion, that there are additional securities available for investment by the Eligible Partners (as hereinafter defined) outside the Partnership and other than through Parallel Investments, the General Partner may, in its discretion, offer such Eligible Partners an opportunity to make a Co-Investment in such additional securities (the "Excess Amount"). Such securities may be offered to Eligible Partners by the issuer of such securities or a third party. Each Eligible Partner will be offered an opportunity to make a Co-Investment in such securities in an amount equal to the product of (i) such Eligible Partner's Commitment Percentage (calculated without giving effect to the Capital Commitment of any Partner who is not an Eligible Partner) times (ii) the Excess Amount. If any Eligible Partner declines to invest in all or any portion of its share of the Excess Amount, such uncommitted amount will first be offered to any other Eligible Partner who has agreed to invest in its share of the Excess Amount and concurrently advised the General Partner of its willingness to make a Co-Investment in excess of such share, and the General Partner shall allocate such uncommitted amount among all such other Eligible Partners on a basis the General Partner determines in its discretion is, under the circumstances, equitable and practicable. Notwithstanding the foregoing, the General Partner shall be free to offer any uncommitted amount (in addition to any securities not offered to Eligible Partners) to the other Partners (including the General Partner), or to any other Person, which may include any Affiliates of the General Partner, funds advised by the General Partner or its Affiliates, or any director, officer, employee or agent of the General Partner or any of its Affiliates. For the avoidance of doubt, the General Partner shall not receive any Carried Interest in respect of Co-Investments made by Eligible Partners.

          The term "Eligible Partner" means, with respect to any proposed Co-Investment, all Special Limited Partners except (i) any Defaulting Partner and (ii) any Partner who is an Excused Partner with respect to any related Investment. Any Co-Investment shall be in the same securities and at the same cost as are applicable to any one or more of the related Investments; provided that:

          (a) such Co-Investment may be subject to (A) the payment of a ratable portion of any expenses incurred by the General Partner or any of its Affiliates in connection with the making of such Co-Investment and (B) arrangements that would restrict the voting and transfer of the subject securities (provided that if voting or transfer restrictions are imposed, such arrangements would not permit the Partnership (in the case of any Partnership Investment in the same securities) or any Participating Partner (in the case of any Parallel Investment in the same securities) to sell all or any portion of such investment unless the Eligible Partners are given an opportunity to sell on a pro rata basis their Co-Investment on terms no less favorable than those applicable to the Partnership or such Participating Partner, as the case may be);

          (b) the General Partner and any Eligible Partner may agree to structure such Co-Investment so as (A) to utilize an investment vehicle (through which the General Partner (or, at the discretion of the General Partner, an Affiliate of the General Partner) and such Eligible Partner would make their investments) or (B) to offer to such Eligible Partner the opportunity to make a Co-Investment in securities which are different from those securities offered to other Eligible Partners, in each case only to the extent necessary in order for neither the General Partner nor any of its Affiliates to be a "fiduciary" within the meaning of ERISA or an "investment adviser" within the meaning of the Advisers Act of any Eligible Partner in connection with such Co-Investment; and

          (c) in the case of any Eligible Partner who is subject to Part 4 of Subtitle B of Title I of ERISA, such Eligible Partner will not be permitted to participate in such Co-Investment unless such Eligible Partner acknowledges in writing that neither the General Partner nor any of its Affiliates is a "fiduciary" within the meaning of ERISA of such Eligible Partner in connection with such Co-Investment.

          Any amounts invested by any Partner pursuant to this Section 4.02 shall not be accounted for as Capital Contributions and shall in no way affect the Capital Account or Remaining Capital Commitment of any Partner hereunder.

          SECTION 4.03. Suitability of Investments. The General Partner shall determine in good faith whether any investment offered to the Partnership is an appropriate investment for the Partnership to make (or to permit the Partners to make) as one or more Investments and, if so, the aggregate size of such Investment or Investments (which may be less than the total amount offered to the Partnership). If, in accordance with the preceding sentence, the General Partner determines that such investment is not an appropriate investment for the Partnership or the Partners, or determines that the aggregate size of any Investment or Investments to be made shall be less than the total amount offered to the Partnership, such investment, or the remaining portion of such total amount, shall not be subject to any restrictions on the General Partner and its Affiliates with regard to Investments first offered to the Partnership.

          SECTION 4.04. Structuring of Investments; Parallel Investments. (a) In structuring any investment opportunity, the General Partner may, in its discretion after such consultation with Partners as the General Partner, in its discretion, deems appropriate, structure such investment opportunity (i) as one or more Partnership Investments or (ii) in part as one or more Partnership Investments and in part as one or more Parallel Investments. In addition, the General Partner may permit different groups of Partners to make Capital Contributions with respect to different Investments arising from a single investment opportunity; provided that (i) no ERISA Partner shall be permitted or required to make a Capital Contribution with respect to any Parallel Investment and (ii) no other Partner who advises the General Partner that it desires not to participate in a Parallel Investment shall be required to make a Capital Contribution with respect to such Parallel Investment.

          (b) If any single investment opportunity is structured as more than one Investment and the General Partner permits different groups of Partners to make Capital Contributions with respect to different Investments arising from such investment opportunity:

          (i) the securities comprising any Investment arising from such investment opportunity shall be the same as the securities comprising each other Investment arising from such investment opportunity;

          (ii) subject to Section 5.02(b), it is understood that each Partner shall be required, with respect to one or more Investments arising from such investment opportunity, to make an aggregate Capital Contribution equal to the product of (x) such Partner's Remaining Commitment Percentage times (y) the aggregate amount of all Investments arising from such investment opportunity;

          (iii) any Partner that makes an aggregate Capital Contribution in accordance with clause (ii) of this Section 4.04(b) with respect to one or more Investments arising from such investment opportunity shall be deemed to have a Remaining Capital Commitment equal to zero for purposes of all other Investments arising from such investment opportunity; and

          (iv) other than upon dissolution of the Partnership, securities comprising all or any portion of any Investment arising from such investment opportunity shall not be directly or indirectly sold, exchanged, transferred or otherwise disposed of, or Proceeds in respect thereof distributed, unless securities comprising all or an equivalent portion, as the case may be, of each other Investment arising from such investment opportunity are directly or indirectly disposed of, or Proceeds in respect thereof distributed, at or about the same time, for equivalent consideration and otherwise on substantially similar terms.

For purposes of this Section 4.04(b), the securities comprising any Investment shall be the securities issued by the ultimate Person in which the Investment has been made, without regard to the securities, if any, issued by any Partnership Investment Vehicle or Parallel Investment Vehicle.

          (c) The General Partner and the Partners acknowledge and agree that each Parallel Investment constitutes an Investment (but not a Partnership Investment) for purposes of certain provisions of this Agreement. Without limiting the generality of the foregoing, it is understood that the terms of each Parallel Investment applicable to the acquisition, management and disposition of such Parallel Investment shall be set forth in an agreement or agreements between the General Partner and the Participating Partners in respect of such Parallel Investment, and shall be substantially similar to those contained in this Agreement with respect to Partnership Investments (including, mutatis mutandis, the provisions of Section 5.03 with respect to investment fees and the provisions of Article VI with respect to the determination of the amount that the General Partner is entitled to receive, as a share of income, profit or gain or otherwise, from any Participating Partner in respect of such Parallel Investment based upon the performance of such Parallel Investment. The terms of the agreement or agreements referred to in the immediately preceding sentence shall apply only to the particular Parallel Investment or Parallel Investments covered by such agreement or agreements.

          (d) Notwithstanding anything in this Agreement to the contrary, including the provisions of Section 4.04(c), the General Partner and the Partners acknowledge and agree that (i) each Parallel Investment shall be made for the sole benefit and use of the Participating Partners in respect of such Parallel Investment (and not made for the benefit or use of the Partnership),
(ii) no Parallel Investment shall constitute or be deemed to be an asset of the Partnership for any purpose and (iii) no creditor of the Partnership shall have any recourse or claim against any Parallel Investment or be entitled reasonably to rely on the existence of any Parallel investment in extending credit to the Partnership. Without limiting the generality of the foregoing, (x) no Parallel Investment shall be set forth on the books and records of the Partnership or, except as otherwise required by law, listed on the tax returns to be filed by the Partnership and (y) the Partnership shall not use any of its funds to acquire or otherwise make any Parallel Investment.

          (e) Each Partner does hereby constitute and appoint the General Partner as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute and sign any agreement or instrument that is necessary or desirable in connection with establishing the terms of or otherwise structuring any Parallel Investment in which such Partner elects to participate in accordance with this Section 4.04, including without limitation any agreement or instrument required for the formation of any Parallel Investment Vehicle; provided that in no event shall the power of attorney granted hereby be exercised so as to adversely modify or affect the limited liability of such Partner. The power of attorney granted hereby is coupled with an interest and shall (i) survive and not be affected by the subsequent death, incapacity, disability, dissolution, termination or bankruptcy of the Partner granting the same or the transfer of all or any portion of such Partner's interest in the Partnership, and (ii) extend to such Partner's successors, assigns and legal representatives.

          SECTION 4.05. Direct Investments. (a) Generally. It is understood that the General Partner may, in its discretion after such consultation with Partners as the General Partner in its discretion deems appropriate, structure any Investment as a direct acquisition by one or more Partners (other than (i) ERISA Partners and (ii) other Partners who advise the General Partner that they desire not to participate in such direct acquisition) of the securities comprising such Investment outside the Partnership, but treat such investment as a Partnership Investment, and not as a Parallel Investment, for all purposes of this Agreement. Each such Investment so treated is hereinafter referred to as a "Direct Investment". Without limiting the generality of the foregoing, each Direct Investment shall be reflected as a Partnership Investment on the books and records of the Partnership. Capital Contributions in respect of such Direct Investment shall be reflected in the Capital Account of each Participating Partner and Proceeds and items of income and gain. Loss, deduction and credit attributable to such Direct Investment shall be subject to the distribution and allocation provisions of Article VI.

          (b) Appointment of the General Partner. Each Partner hereby appoints the General Partner as its agent to act as such Partner's exclusive investment manager with respect to each Direct Investment, and authorizes the General Partner to make all determinations and to take all actions that the General Partner determines in its discretion are necessary or desirable with respect to the acquisition, holding, management, ownership, sale, transfer, conveyance, assignment, exchange, pledge, or other disposition of any Direct Investment, in each case in accordance with and subject to the terms set forth in this Agreement.

          (c) Registration and Possession of Securities. If the securities comprising any Direct Investment are registered securities (including any uncertificated securities), such securities shall be registered in the name of the respective Participating Partners with respect to such Direct Investment. If the securities comprising such Direct Investment are certificated securities, the General Partner or the Partnership shall hold, or the General Partner shall designate another Person acting as custodian to hold, all certificates representing such securities for the account of such Participating Partners.

          (d) Restrictions on Transfer of Direct Investments. Except as effected by the General Partner as investment manager pursuant to this Section 4.05, no Participating Partner with respect to any Direct Investment may, directly or indirectly, Transfer all or any portion of its interest in any Direct Investment to any Person without the prior written consent of the General Partner (which may, in the General Partner's discretion, be granted on such terms as the General Partner determines or withheld). If the General Partner consents to any Transfer, such Participating Partner shall be free to make such Transfer within 120 days after notice of such consent. The General Partner shall be authorized pursuant to this Section 4.05(d) to consent to the Transfer of any Participating Partner's interest in any Direct Investment to any Person, including without limitation the General Partner or any of its Affiliates.

          The foregoing provisions of this Section 4.05(d) shall not apply to any Transfer which shall occur by operation of law or pursuant to Section 5.05.

          (e) Payments with Respect to Direct Investments. Each Partner hereby authorizes the General Partner to open and maintain an account (a "Direct Investment Account") in the name of such Partner to receive any and all payments or other distributions made in respect of the securities comprising any Direct Investment with respect to which such Partner is a Participating Partner. It is understood that such payments or other distributions shall include, without limitation, all Proceeds in connection with such Direct Investment and any securities that are issued pursuant to a recapitalization or reorganization of any Person in which such Direct Investment has been made. In furtherance of the foregoing, each Partner agrees that:

          (i) The General Partner shall be entitled to exercise any and all rights in connection with any Direct Investment Account, including without limitation the right to specify when and to whom payments are to be made Investment Account. Each Partner shall be entitled to receive distributions in accordance with, and subject to the provisions of Article VI in respect of any payment or other distribution made in respect of the securities comprising any Direct Investment with respect to which such Partner is a Participating Partner.

          (ii) Each Partner who is a Participating Partner with respect to any Direct Investment shall advise each Person who proposes to make any payment or other distribution with respect to the securities comprising such Direct Investment of the provisions of this Section 4.05(e) and instruct such Person to make such payment or other distribution to the applicable Direct Investment Account. If, notwithstanding the provisions of this clause (ii), any Person makes any payment or other distribution with respect to the securities comprising such Direct Investment directly to such Partner, such Partner and the General Partner shallnotify each other to such effect and such Partner shall forthwith pay over or otherwise transfer to such Direct Investment Account such payment or other distribution.

          (iii) If any Partner fails to make all or any portion of a payment or transfer required under this Section 4.05(e), such failure shall be treated as a Default under this Agreement and, if such failure shall not have been cured by such Partner within ten Business Days or waived by the General Partner in its discretion (unless such Partner is an Affiliate of the General Partner, in which case the General Partner shall not waive such failure), such failure shall be treated as an Event of Default and the provisions of Section 5.05 shall apply; provided that notwithstanding
     Section 5.05, the General Partner may not require other Partners to pay or contribute funds to the Partnership to cover the amount in default.

          (iv) The obligation of each Partner to make any payment or transfer required by this Section 4.05(e) shall in no way affect the Remaining Capital Commitment of any Partner hereunder and such payment shall not constitute a Capital Contribution for purposes of this Agreement. The rights and remedies referred to in Section 5.05 shall be in addition to, and not in limitation of, any other rights available to the General Partner or the Partnership under this Agreement or at law or in equity.

          (f) Proxy. To the fullest extent permitted by applicable law, each Partner (other than any ERISA Partner) hereby irrevocably appoints and constitutes each of the Partnership, the General Partner and each officer of the General Partner, for the duration of this Agreement, as such Partner's true and lawful attorney, agent, and proxy for and in such Partner's name, place, and stead with the exclusive right to vote all securities comprising any Direct Investment with respect to which such Partner is a Participating Partner at any annual or special meeting of holders of such securities, or any adjournment thereof, and on any other occasion in respect of which the consent of such Partner may be given or shall be requested by the Person that has issued such securities or any other Person, whether at a meeting or pursuant to the execution of a written consent or otherwise, for all purposes in connection with any matter whatsoever. To the fullest extent permitted by applicable law, each Partner (other than any ERISA Partner) agrees that it will not, so long as any securities comprising any Direct Investment with respect to which such Partner is a Participating Partner shall be subject to this Agreement, vote or attempt to vote such securities, appoint any Person other than the Partnership, the General Partner or any officer of the General Partner as its attorney, agent, or proxy with respect to such securities, or take any other action, in each case, if any thereof would be inconsistent with the appointment of the Partnership, the General Partner and such officer as such Partner's true and lawful attorney, agent, and proxy, or the exercise of any such Person of the powers granted to such Person hereunder.

          (g) Power of Attorney. Each Partner (other than any ERISA Partner) does hereby constitute and appoint the General Partner as its true and lawful representative and attorney-in-fact, in its name, place, and stead to make, execute, sign, and file any and all agreements and other documents necessary or desirable to take or cause to be taken any action with respect to Direct Investments contemplated by this Agreement; provided that in no event shall the power of attorney granted hereby be exercised so as to adversely modify or affect the limited liability of such Partner. The power of attorney granted pursuant to this Section 4.05(g) is coupled with an interest and shall (i) survive and not be affected by the subsequent death, incapacity, disability, dissolution, termination, or bankruptcy of such Partner or the transfer of all or any portion of such Partner's interest in the Direct Investments, and (ii) extend to such Partner's successors, assigns, and legal representatives.

          (h) Cooperation on Litigation Matters. If any action, claim, suit, investigation, or proceeding (in each case, an "Action") related to, arising out of, or in connection with any Direct Investment shall be brought, and any Partner that is a Participating Partner with respect to such Direct Investment or the General Partner, as the case may be, has knowledge of such Action, such Person shall promptly notify the other party to such effect. The General Partner shall, to the extent permitted by applicable law, assume the defense of any Action with counsel reasonably satisfactory to such Partner and such Partner agrees to cooperate fully, as and to the extent reasonably requested by the General Partner, in connection with such Action; provided that if the General Partner fails to assume the defense of any Action in a timely manner, or withdraws from such defense, or if such Partner determines in its reasonable judgment that having common counsel would present such counsel with a conflict of interest or that there are defenses available to it that are not available to the General Partner, then such Partner shall have the right to employ separate counsel to represent or defend it in any such Action.

          SECTION 4.06. Exclusion from Investments. In connection with any proposed Investment, the General Partner may, in good faith, calculate the respective Capital Contributions of the Partners without giving effect to all or any portion of any Partner's Remaining Capital Commitment if the General Partner determines, in good faith, that participation by such Partner pro rata in accordance with its Remaining Capital Commitment (i) may result in a violation of the Investment Company Act, the Advisers Act or any other material law, regulation or guideline applicable to the General Partner, the Partnership, any Affiliate of the Partnership or any Partner, (ii) may cause the Partnership's assets to be deemed "plan assets" for purposes of ERISA or (iii) may have an adverse effect on (x) the ability to consummate such proposed Investment or any transaction directly or indirectly related to, or giving rise to, such proposed Investment, (y) the Partnership, (or, in the case of a Partnership Investment, any applicable Partnership Investment Vehicle or, in the case of a Parallel Investment, any applicable Parallel Investment Vehicle) or the General Partner or (z) any Person that is, directly or indirectly, the subject of such proposed Investment. After taking any action pursuant to this Section 4.06, the General Partner shall provide notice thereof to the affected Partner (which notice may constitute part of a Drawdown Notice), but such action shall not require the approval of any Partner.

                                   ARTICLE V

                  CAPITAL COMMITMENTS AND CAPITAL CONTRIBUTIONS

          SECTION 5.01. Capital Contributions. (a) Each Partner hereby agrees to make Capital Contributions from time to time as hereinafter set forth; provided, in the case of any Investment, the applicable Drawdown Notices are delivered to the Partners prior to the Full Investment Date. Notwithstanding anything contained in this Agreement, no Partner (except any Defaulting Partner as provided in Section 5.05(e)(y)) shall be required to make any Capital Contribution if, at the time such Capital Contribution is to be made, such Capital Contribution exceeds such Partner's then Remaining Capital Commitment.

          (b) The General Partner may in its discretion, cancel the Remaining Capital Commitments of all Partners (and the Full Investment Date shall be deemed to have occurred) at any time if:

          (i) the aggregate Remaining Capital Commitments of all Partners at such time is less than 15% of the aggregate Capital Commitments of all Partners, or

          (ii) the General Partner determines in good faith that changes in any applicable law or regulation make such cancellation necessary.

          SECTION 5.02. Drawdown Procedures. (a) Generally. Each Partner shall make Capital Contributions in such amounts and at such times as the General Partner shall specify in notices ("Drawdown Notices") delivered from time to time to such Partner, provided that, unless otherwise permitted in the discretion of the General Partner, each Partner shall make an initial Capital Contribution in an amount equal to 12.5% of its aggregate Capital Commitment at the time it submits its Partnership subscription agreement. All Partnership Capital Contributions (other than Partnership Capital Contributions with respect to Direct Investments) shall be paid to the Partnership in immediately available funds in United States dollars by 11:00 A.M. (New York City time) on the date specified in the applicable Drawdown Notice. All Parallel Capital Contributions (and all Partnership Capital Contributions with respect to Direct Investments) shall be paid to the Person and the account and at the time specified in the applicable Drawdown Notice (it being understood that payment of Parallel Capital Contributions shall not constitute cash contributions to the Partnership and shall not be paid to any account of the Partnership). Partnership Capital Contributions may include amounts that the General Partner determines in its discretion are necessary or desirable to establish reserves in respect of Partnership Expenses. The General Partner shall make Capital Contributions in such amounts as hereinafter set forth and at the same times and in the same manner as the Partners who are required to make related Capital Contributions; provided that if any single investment opportunity is structured as more than one Investment, the General Partner shall make its Capital Contribution with respect to one such Investment that is a Partnership Investment and shall be deemed to have a Remaining Capital Commitment equal to zero for purposes of all other such Investments arising from such investment opportunity.

          (b) Regular Drawdowns. Except as otherwise provided in Section 5.02(c), each Drawdown Notice shall specify:

          (i) the Drawdown Amount;

          (ii) the required Capital Contribution to be made by such Partner;

          (iii) the date (the "Drawdown Date") on which such Capital Contribution is due (which shall be a Business Day at least ten Business Days from and including the date of delivery of the Drawdown Notice); and

          (iv) the Person and the account to which such Capital Contribution should be paid.

          Subject to Sections 4.04(b)(iii), 4.06 and 5.02(a), in connection with any Drawdown, except as provided below, each Partner (including the General Partner) shall be required to make a Capital Contribution equal to the product of (x) such Partner's Remaining Commitment Percentage times (y) the Drawdown Amount specified in the applicable Drawdown Notice; provided that the General Partner may in its discretion determine that with respect to any Follow-on Investment only Participating Partners with respect to the investment or investments giving rise to the Follow-on Investment shall be required to make a Capital Contribution. Subject to the last sentence of Section 3.04(b), in connection with any such Drawdown to be applied to pay Expenses or to make a Special Expense Distribution, each Partner (including the General Partner) shall be required to make a Capital Contribution equal to the product of (x) such Partner's Commitment Percentage times (y) the Drawdown Amount specified in the applicable Drawdown Notice. Notwithstanding the immediately preceding sentence;

          (A) subject to clause (B) below, in connection with any Expense (or the portion of any Special Expense Distribution related to such Expense) directly and solely attributable to one or more Investments (including without limitation the investment fee referred to in Section 5.03 or the corresponding terms of any Parallel Investment), only those Partners who are Participating Partners with respect to such Investments shall be required to make Capital Contributions in respect of such Expense (or such related portion), calculated on the basis of such Partners' respective Investment Percentages with respect to such Investments; and

          (B) the General Partner may calculate the Capital Contributions to be made by the Partners in respect of any Expense (or the portion of any Special Expense Distribution related to such Expense) on a basis other than Commitment Percentages and/or require certain (but not all) Partners to make Capital Contributions in respect of such Expense (or such related portion) if the General Partner determines in its discretion that such allocation is clearly more equitable (e.g., in the event any Partner benefits disproportionately in respect of, or has requested an accommodation that gives rise to, such Expense).

          (c) Special Drawdowns. If in connection with the making of any Investment or the payment of any Expense in respect of which a Drawdown Notice has been delivered, the General Partner shall determine, in its discretion, that it is necessary or desirable to increase the required Capital Contribution to be made by any Partner in connection therewith (it being understood that generally any such increase would be borne pro rata by all of the Partners, except in unusual circumstances such as a Default or an Expense allocated in accordance with the immediately preceding sentence), the General Partner shall deliver an additional Drawdown Notice to such Partner amending the original Drawdown Notice and specifying:

          (i) the amount of any increase in the Drawdown Amount;

          (ii) the amount of the increase in the required Capital Contribution to be made by such Partner;

          (iii) the Drawdown Date with respect to the amount of the increase in the required Capital Contribution if different from the Drawdown Date specified in the original Drawdown Notice; and

          (iv) the reason for such increase.

          The Drawdown Date with respect to the amount of the increase in the required Capital Contribution shall be the later of (i) the Drawdown Date specified in the original Drawdown Notice and (ii) five Business Days from and including the date of delivery of the additional Drawdown Notice.

          Any increase in the required Capital Contribution of any Partner pursuant to Section 5.05 or 5.06 shall be calculated in the manner set forth therein.

          Any increase in the required Capital Contribution of each Partner (including the General Partner) due to an increase in the Drawdown Amount specified in the original Drawdown Notice shall be calculated in accordance with
Section 5.02(b) (after giving effect to Sections 5.05 and 5.06, if applicable) with respect to the amount of the increase in the Drawdown Amount.

          (d) Drawdowns After the Full Investment Date. After the Full Investment Date, all Partners will be released from any further obligation with respect to their Remaining Capital Commitments (the "Unfunded Commitments"), except to the extent necessary to: (i) cover the expenses of the Partnership, including but not limited to Management Fees (as defined in Section 3.01(b) above); (ii) complete Investments by the Partnership in respect of transactions agreed to by the Partnership prior to the Full Investment Date; and (iii) make follow-on Investments in portfolio companies in an aggregate amount of up to 10% of the Partnership's Capital Commitments for a period of two years after the Full Investment Date (it being understood that in no event shall any Partner's obligation with respect to the foregoing exceed such Partner's Remaining Capital Commitment).

          SECTION 5.03. Management Fee. In consideration for its services rendered under Section 3.01(b), the Partnership shall pay to the Management Company on January 1, April 1, July 1 and October 1 of each year, the Management Fee. The Management Fee shall be included in the initial Drawdown Amount for each Partnership year and shall be paid as set forth in Section 3.01(b). The General Partner shall not be obligated to pay any portion of the Management Fee. The Management Company may retain one or more placement agents to assist in the placement of Interests in the Partnership. The Management Company will pay (i) the fees of any such placement agents and any marketing costs in connection therewith and (ii) the expenses of the Scientific Advisory Board out of its Management Fee.

          SECTION 5.04. Loans to Fund Drawdowns. (a) If the General Partner shall determine, in its discretion, that funds are necessary to make an Investment or to pay an Expense prior to the time all or a portion of such funds are otherwise made available by the Partner in accordance with this Article V, subject to compliance with applicable law or regulation the General Partner or any of its Affiliates may, acting as agent for (and without any further consent or other action by) any Partner required to make a Capital Contribution with respect to such Investment or Expense, make such Capital Contribution on behalf of such Partner and the amount so paid shall constitute a loan to such Partner; provided that (i) the General Partner shall have delivered the applicable Drawdown Notice or Notices in respect of such Investment or Expense and (ii) the General Partner shall use reasonable efforts to notify the Partners at least five Business Days (and shall, in any event, notify the Partners at least four Business Days) prior to such loan date of its intention to make such loan in order to give such Partners the opportunity, in their discretion, to make their required Capital Contributions at least one Business Day prior to such loan date in lieu of receiving such loan; and provided further that each ERISA Partner and each Early Funding Partner shall be required to make its required Capital Contribution at least one Business Day prior to such loan date in lieu of receiving such loan. The notice referred to above may constitute part of a Drawdown Notice.

          (b) Each Partner promises to pay the principal amount of any loan made by the General Partner or any of its Affiliates to such Partner pursuant to
Section 5.04(a), together with interest at a rate per annum equal to the lesser of (i) the Prime Rate plus 2% and (ii) the maximum rate permitted under the laws of the State of Delaware, on the Drawdown Date applicable to the Capital Contribution in respect of which such loan was made. Each Partner shall make any payment required pursuant to this Section 5.04(b) in immediately available funds in United States dollars. The General Partner shall deliver a notice to such Partner, specifying the amount payable by such Partner pursuant to this Section 5.04(b), at least five Business Days before such Drawdown Date; provided that the failure to deliver such notice shall not affect such Partner's obligations under this Section 5.04(b).

          The obligation of each Partner to make any payment required by this
Section 5.04(b) shall in no way affect the Remaining Capital Commitment of any Partner hereunder and such payment shall not constitute a Capital Contribution for purposes of this Agreement.

          (c) As security for its obligations under Section 5.04(b) each Partner (other than any ERISA Partner or Early Funding Partner) hereby grants to the General Partner and its assigns, to the extent permitted by applicable law, a security interest in (i) such Partner's interest as a Partner in the Partnership, including the rights and obligations of such Partner as provided in this Agreement and the Delaware Act and (ii) any Parallel Investment Ownership Interest of such Partner, including the rights and obligations of such Partner as provided by the terms of the applicable Parallel Investment. If an Event of Default relating to such obligations shall have occurred and be continuing, the General Partner and its assigns may exercise all the rights of a secured party under applicable law. Upon the General Partner's request, each Partner will, to the extent permitted by applicable law, give, execute, file and record any notice, financing statement, continuation statement or other instrument, document or agreement that the General Partner determines, in its discretion, is necessary or desirable (x) to create, perfect, continue or validate the security interest granted hereunder or (y) to exercise or enforce the rights of the General Partner and its assigns hereunder with respect to such security interest.

          SECTION 5.05. Default by Partners. (a) Each Partner agrees that payment of its required Capital Contributions and amounts required pursuant to
Section 4.05(e) when due is of the essence, that any Default by any Partner would cause injury to the Partnership and to the other Partners and that the amount of damages caused by any such injury would be extremely difficult to calculate. Accordingly, each Partner agrees that, unless expressly waived in writing by the General Partner, upon any Event of Default by a Partner:

          (i) the Capital Account of such Partner shall be reduced by an amount equal to 50% of the amount of such Partner's Capital Account on the date of such Event of Default (and the amount of such reduction shall be credited to the Capital Accounts of the other Partners in accordance with Section 6.08(e), and

          (ii) such Partner shall not have allocated to its Capital Account or receive any distributions with respect to any income, profit or gain arising after such Event of Default that relates to any Partnership Investments for which such Partner made Capital Contributions prior to such Event of Default (and the other Partners shall receive such distributions in accordance with Section 6.02(b) and any such income, profit or gain shall be credited to the Capital Accounts of the other Partners in accordance with Section 6.08(e).

Notwithstanding any Event of Default, the General Partner may, in its discretion, compromise such Partner's obligation to make Capital Contributions or to pay certain other amounts pursuant to this Agreement on such terms as the General Partner determines in its discretion (unless such Partner is the General Partner or an Affiliate of the General Partner, in which case the General Partner shall not compromise such obligation).

          Within three Business Days of the occurrence of any Default, the General Partner shall notify the Partner who has committed such Default of the occurrence of such Default. Upon the occurrence of any Event of Default, the General Partner shall promptly notify all Partners of the occurrence of such Event of Default.

          (b) Upon the occurrence of any Event of Default in connection with any Drawdown to be applied to make an Investment, the General Partner shall, subject to Section 5.01(a), use reasonable efforts to obtain agreements from other Partners to increase their required Capital Contributions so as to fund the amount that is in default and, if such agreements are obtained from any such Partner, deliver an additional Drawdown Notice in accordance with Section 5.02(c) to such Partner, setting forth the increased amount of such Partner's required Capital Contribution.

          Notwithstanding the foregoing, if the General Partner determines in its discretion that time constraints or other factors make the procedure set forth above impracticable or if the General Partner obtains agreements for only a portion of the amount that is in default, the General Partner may, in its discretion, take any or all of the following actions with respect to the amount that remains to be funded:

          (i) subject to Section 5.01(a) increase the required Capital Contributions of the Partners;

          (ii) obtain the agreement of any other Person (which may, in the discretion of the General Partner, include any existing Partner) to make an investment outside the Partnership; and

          (iii) increase its own Capital Contribution.

          (c) Upon the occurrence of any Event of Default in connection with a Drawdown to be applied to pay Expenses, the General Partner may, in its discretion and subject to Section 5.01(a) increase the required Capital Contributions of Partners with respect to the amount that remains to be funded.

          (d) If the General Partner elects to take the action specified in
Section 5.05(b)(i) or Section 5.05(c) with respect to any portion of the amount that is in default in respect of the applicable Investment or Expense, as the case may be, the General Partner shall deliver an additional Drawdown Notice in accordance with Section 5.02(c) to the Partners who are required to make Capital Contributions in respect of such Investment or Expense (other than (i) any Defaulting Partner with respect to the Investment or Expense, as the case may be, in respect of which the Event of Default arose and (ii) any Excused Partner with respect to such Investment, if applicable), and the required Capital Contribution of each such Partner shall be increased by an amount calculated (without giving effect to any Partner who is not such a Partner) with respect to the amount that remains to be funded in accordance with Section 5.02(b).

          (e) Subject to Sections 5.05(b) and 5.05(c), the General Partner may take either or both of the following actions in respect of the Remaining Capital Commitment of any Defaulting Partner:

          (x) seek commitments of capital from additional investors (which may in the discretion of the General Partner include existing Partners) up to the amount of the Defaulting Partner's Remaining Capital Commitment. If any such commitment is received from any existing Partner, such Partner's Capital Commitment and Remaining Capital Commitment shall be increased accordingly. If any such commitment is received from an investor that is not an existing Partner, such investor shall, after executing such instruments and delivering such opinions and other documents as are in form and substance satisfactory to the General Partner, be admitted to the Partnership as a Substituted Partner and shown as such on the books and records of the Partnership and shall be deemed to have a Capital Commitment and a Remaining Capital Commitment equal to the commitment for which such investor has subscribed. After the appropriate adjustment of the Capital Commitment and the Remaining Capital Commitment of the Partner or admission of the Substituted Partner, the Capital Commitment and Remaining Capital Commitment if the Defaulting Partner shall be decreased accordingly, and

          (y) reduce or cancel the Remaining Capital Commitment of the Defaulting Partner on such terms as the General Partner determines in its discretion (which may include leaving such Defaulting Partner obligated to make Capital Contributions with respect to Partnership Expenses).

          (f) The rights and remedies referred to in this Section 5.05 shall be in addition to and not in limitation of, any other rights available to the General Partner or the Partnership under this Agreement or at law or in equity. Except as otherwise provided in Section 5.01(a), an Event of Default by any Partner in respect of any Capital Contribution shall not relieve any other Partner of its obligation to make Capital Contributions. In addition, unless the Remaining Capital Commitment of any Defaulting Partner is decreased to zero pursuant to Section 5.05(e), an Event of Default by such Partner shall not relieve such Defaulting Partner of its obligation to make Capital Contributions subsequent to such Event of Default.

          SECTION 5.06. Excuse Procedure. (a) Any Partner shall be excused from making all or a portion of any required Capital Contribution with respect to any Investment if not later than five Business Days (or such later time as the General Partner shall in its discretion determine) after the date of delivery of the applicable Drawdown Notice or such later date on which the General Partner provides information in accordance with the second paragraph of this Section 5.06(a), the General Partner shall have received a written opinion (in form and substance reasonably satisfactory to it) of counsel (satisfactory to it) to the effect that it is probable that the making of such Investment by such Partner (without regard to whether such Investment is made as a Partnership Investment or as a Parallel Investment) would result in a violation of any law or regulation of the United States or any State thereof (other than any State legal investment statute or regulation) or of any foreign country (other than any such foreign law or regulation that violates, or the compliance with which by Persons subject to the jurisdiction of the United States would violate any law or regulation of the United States), in any such case applicable to such Partner with respect to such Investment.

          Such opinion shall also indicate whether (and, if so, at what reduced amount) such Partner could make a smaller Capital Contribution in respect of such Investment that would not result in such a violation. For purposes of ascertaining whether a Partner may be excused from making a Capital Contribution pursuant to this Section 5.06(a), but subject to Section 3.10(c), the General Partner shall, as promptly as reasonably practicable, provide such information about the proposed Investment as such Partner shall, within three Business Days after the date of delivery of the applicable Drawdown Notice, reasonably request.

          (b) A Partner shall be excused and shall not be permitted to make all or a portion of any required Capital Contribution with respect to any investment if the General Partner, in its discretion, determines that such Capital Contribution or portion thereof, taken by itself or together with other Capital Contributions of such Partner or any other Partners, (i) may result in a violation of the Investment Company Act, the Advisers Act, the Bank Holding Company Act or any other material law, regulation or guideline applicable to the General Partner, the Partnership, any Affiliate of the Partnership or such Partner, (ii) may cause the Partnership's assets to be deemed "plan assets" for purposes of ERISA, (iii) may have an adverse effect on (x) the ability to consummate such proposed Investment or any transaction directly or indirectly related to, or giving rise to, such proposed Investment, (y) the Partnership, (or, in the case of a Partnership Investment, any applicable Partnership investment Vehicle or, in the case of a Parallel Investment, any applicable Parallel Investment Vehicle) or the General Partner or (z) any Person that is, directly or indirectly, the subject of such proposed Investment, or (iv) may otherwise result in a significant delay, extraordinary expense, or material adverse effect on the Partnership, the other Limited Partners, any Partnership Investment or any future Partnership Investment.

          To the fullest extent permitted by law, the General Partner shall not be liable to any Partner or the Partnership for any failure to permit or require a Partner to be excused from making all or a portion of any required Capital Contribution pursuant to this Section 5.06(b).

          (c) Any Capital Contribution as to which a Partner is excused shall not reduce such Partner's Remaining Capital Commitment or otherwise affect such Partner's obligation to make other Capital Contributions.

          (d) If any Partner is excused or excluded from making all or a portion of any required Capital Contribution pursuant to this Section 5.06, the General Partner shall, subject to Section 5.01(a) use reasonable efforts to obtain agreements from other Partners to increase their required Capital Contributions so as to fund the amount that is excused and, if such agreements are obtained from any such Partner, deliver an additional Drawdown Notice in accordance with
Section 5.02(c) to such Partner, setting forth the increased amount of such Partner's required Capital Contribution.

          Notwithstanding the foregoing, if the General Partner determines in its discretion that time constraints or other factors make the procedure set forth above impracticable or if the General Partner obtains agreements for only a portion of the amount that is excused, the General Partner may, in its discretion, take any or all of the following actions with respect to the amount that remains to be funded:

          (i) subject to Section 5.01(a), increase the required Capital Contributions of Partners,

          (ii) obtain the agreement of any other Person (which may, in the discretion of the General Partner, include any existing Partner) to make an investment outside the Partnership, and

          (iii) after the other Partners have been offered such opportunity, increase its own Capital Contribution.

          (e) If the General Partner elects to take the action specified in
Section 5.06(d)(i) with respect to any portion of the amount that is excused, the General Partner shall deliver an additional Drawdown Notice in accordance with Section 5.02(c) to each Partner who is not an Excused Partner in respect of the applicable Investment, and the required Capital Contribution of each such Partner shall be increased by an amount calculated (without giving effect to any Excused Partner in respect of the applicable Investment) with respect to the amount that remains to be funded in accordance with Section 5.02(b).

          SECTION 5.07. Temporary Investment of Funds. Subject to a determination by the General Partner in its discretion as to the amount of cash required in connection with the conduct of the Partnership's business, the General Partner shall invest in short-term money market or other comparable investments all cash held by the Partnership, including all amounts being held by the Partnership for future investment in Partnership Investments, payment of Partnership Expenses or distribution to the Partners.

                                   ARTICLE VI

                  DISTRIBUTIONS; CAPITAL ACCOUNTS; ALLOCATIONS

          SECTION 6.01. Distributions Generally. Subject to the provisions of Sections 5.05 and Article IX, distributions to the Partners shall be made in accordance with this Article VI.

          SECTION 6.02. Proceeds of Partnership Investments. (a) Generally. Except as otherwise provided and as set forth in Section 6.11, any Proceeds realized by the Partnership or any Parallel Investment Vehicle on any date in respect of any Investment shall be distributed as follows:

          (1) First, 100% to the Partners (including the General Partner) pro rata in accordance with their Commitment Percentages until each Partner has received an amount equal to the aggregate Capital Contributions made by such Partner (as reduced by prior distributions to such Partner pursuant to this Article VI) plus a preferred return thereon at a rate of 8% per annum, compounded annually, from the date the applicable Capital Contribution was made (the amount resulting from application of such interest factor, the "Preferred Return");

          (2) Second, 100% to the General Partner until the General Partner has received an amount equal to 25% of the Preferred Return; and

          (3) Thereafter, 80% pro rata to the Partners (including the General Partner) in accordance with their Commitment Percentages and 20% to the General Partner (such 20% portion distributed to the General Partner, together with the amount distributed pursuant to Section 6.02(a)(2), being referred to as the "Carried Interest").

          (b) Certain Adjustments. Notwithstanding the distribution provisions set forth in Section 6.02(a):

          (i) if, pursuant to Section 3.06 the General Partner has made cash contributions to the Partnership, the amount of Proceeds distributed to any Participating Partner pursuant to Section 6.02(a) shall be reduced by such Participating Partner's Commitment Percentage of the applicable Partnership Expenses (adjusted in accordance with Section 5.02), net of any amounts previously deducted from distributions to such Participating Partner with respect to such cash contributions,

          (ii) if any withholding or other tax is imposed with respect to any Participating Partner's participation in a Partnership investment, the amount of Proceeds distributed to such Participating Partner pursuant to
     Section 6.02(a) shall be reduced by the amount of such withholding or other tax, and

          (iii) if any Partner has committed a Default that has become an Event of Default, any Proceeds in respect of any Partnership Investment that would have been distributed to such Partner pursuant to Section 6.02(a) but for the operation of Section 5.05(a)(ii) shall be distributed to all the other Partners who are Participating Partners with respect to such Partnership Investment (other than any other Defaulting Partner) pro rata in accordance with their respective Investment Percentages (calculated without giving effect to the Capital Contribution of any Defaulting Partner).

Notwithstanding the foregoing, the adjustments contained in the foregoing clauses (ii) and (iii) shall be deemed to have been distributed to the applicable Partner for purposes of calculating distributions made pursuant to
Section 6.02(a).

          (c) Special Tax Distributions. Notwithstanding the distribution provisions set forth in Section 6.02(a), if, for any taxable year of the Partnership, any Partner has an Excess Tax Liability, such Partner shall receive a distribution ("Special Tax Distribution") in an amount equal to such Excess Tax Liability and the amount of Proceeds distributed to any Participating Partner pursuant to Section 6.02(a) shall be reduced by such Participating Partner's Commitment Percentage of such Special Tax Distribution, net of any amounts previously deducted from distributions to such Participating Partner with respect to such Special Tax Distribution.

          For purposes of this Section 6.02(c), the following terms have the following meanings:

          "Effective Tax Rate" means the effective rate of tax on the Partner's taxable income from the Partnership, which shall be determined by the General Partner in its reasonable discretion; provided that in no event shall the Effective Tax Rate be less than the highest effective tax rate for a New York City resident for income with the character generated by the Partnership.

          "Excess Tax Liability" means, for any taxable year of the Partnership, the excess of (i) the product of (x) the amount of any income, profit or gain allocated to the applicable Partner pursuant to Section 6.09 for such year times (y) the Effective Tax Rate over (ii) the amount of Proceeds distributed or paid to such Partner pursuant to Section 6.02(a) or the corresponding terms of any Parallel Investment for such year.

          (d) Clawback. If, after all Partnership Investments have been disposed of and after giving effect to all distributions made in accordance with this
Section 6.02 in respect of such Partnership Investments, the aggregate amount of such distributions and payments with respect to any Partner who is not a Defaulting Partner is less than the sum of (A) the aggregate amount of all Capital Contributions made by such Partner, (B) the aggregate amount of the Preferred Return on such Capital Contributions and (C) the aggregate amount of the distributions under Section 6.02(a)(3) to which such Partner is entitled, then the General Partner shall contribute to the Partnership for distribution to such Partner an amount equal to the lesser of (x) the aggregate amount of the deficiency and (y) the amount of Proceeds previously distributed or paid to the General Partner pursuant to Sections 6.02(a)(2) and 6.02(a)(3) net of amounts paid or payable in respect of taxes. OrbiMed Advisors LLC, Affiliate of the General Partner, shall guarantee the foregoing obligation of the General Partner.

          SECTION 6.03. Other General Principles of Distribution. (a) Distributions of Cash. Subject to Sections 6.04, 6.11 and the remaining provisions of this Section 6.03, cash Proceeds shall be distributed to the Partners in United States dollars as promptly as practicable after receipt thereof.

          (b) Distributions in Kind. Any securities or other property constituting all or any portion of a Partnership Investment may be distributed in kind at such time and in such amounts as the General Partner shall in its discretion determine, and any such distribution shall be made to the Participating Partners in respect of such Partnership Investment in accordance with the amounts that would have been distributed in respect thereof had such property been disposed of by the Partnership immediately prior to such distribution at fair market value; provided that the General Partner shall use its best efforts to ensure that property distributed in kind consists of securities which are freely transferable by the Participating Partners and for which market quotations are readily available. The General Partner may, in its discretion, make in kind distributions to a Participating Partner so requesting notwithstanding cash distributions in respect of such Investment to the other Participating Partners. In any distribution of property in kind (other than a distribution in kind pursuant to the immediately preceding sentence), the General Partner shall not discriminate among the Partners but shall in any such distribution (i) distribute to the applicable Partners property of the same type, and (ii) if cash and property in kind are to be distributed simultaneously in respect of any Partnership Investment, distribute cash and property in kind in the same proportion to each such Partner. For purposes of allocations pursuant to Section 6.09, property to be distributed in kind shall be valued by the General Partner in good faith after consultation with the Advisory Committee and, if available, based on the most recent closing sales price thereof at the close of business on the day of distribution if such property is a security quoted on a national securities exchange or over-the-counter market; provided that the General Partner shall not be required to distribute in kind any security subject to a "lock-up" or other transfer restriction until such transfer restriction has lapsed.

          If a Partner is prohibited by applicable law or regulation from holding directly the property to be distributed in kind, the General Partner shall, in lieu of making such distribution in kind to such Partner and to the extent permitted by applicable law, use its best efforts to arrange for the sale of such property on terms the General Partner deems reasonable and, upon such sale, the General Partner shall promptly distribute to such Partner the net proceeds of such sale. The General Partner shall be entitled to receive reasonable compensation and reimbursement for expenses out of the proceeds of such sale.

          (c) Withholding of Certain Amounts. Notwithstanding anything else contained in this Agreement, the General Partner may withhold in its discretion, from any distribution of cash or property in kind to any Partner pursuant to this Agreement, the following amounts:

          (i) any amounts due from such Partner to the Partnership or the General Partner pursuant to this Agreement to the extent not otherwise paid; and

          (ii) any amounts required (x) for the payment of any taxes that the General Partner determines in good faith are attributable to such Partner or (y) to pay or reimburse the General Partner for any advances made by the General Partner for such purpose.

Any amounts withheld pursuant to this Section 6.03(c) shall be applied by the General Partner to discharge the obligation in respect of which such amounts were withheld. All amounts distributable to any Partner that are withheld pursuant to this Section 6.03(c) shall be treated as amounts distributed to such Partner.

          (d) Amounts Held in Reserve. In addition to the rights set forth in
Section 6.03(c), the General Partner shall have the power, in its discretion, to withhold amounts otherwise distributable to the Partners in order to maintain the Partnership in a sound financial and cash position and to make such provision as the General Partner in its discretion deems necessary or advisable for any and all liabilities and obligations, contingent or otherwise, of the Partnership (other than the obligation of the Partnership to make or pay for Partnership Investments).

          (e) Delaware Act. Notwithstanding anything in this Agreement to the contrary, the Partnership shall not make any distributions except to the extent permitted under the Delaware Act.

          SECTION 6.04. Limitations on Distributions to the General Partner. (a) Notwithstanding anything else contained in this Article VI, distributions shall not be made to the General Partner pursuant to Section 6.02(a) to the extent necessary in order for the General Partner to comply with any restrictions on the payment thereof pursuant to the Advisers Act and the regulations thereunder.

          (b) At such time as any amount that would otherwise be distributed to the General Partner but for the operation of Section 6.04(a) (the "Undistributed Amount") is no longer subject to the restrictions of Section 6.04(a), the General Partner shall be entitled to make such distribution to itself. If the General Partner receives a distribution pursuant to Section 6.02(a) and it is later determined that the General Partner should not have received such distribution in order to be in compliance with the Advisers Act, the General Partner shall return or repay such amount to the Partnership for distribution to the applicable Partner pursuant to Section 9.04 upon dissolution of the Partnership or, at its option or if required by law, at such earlier time as it may determine in its discretion or as shall be required.

          (c) All of the Undistributed Amount shall be invested in short-term money market or other comparable investments. Subject to applicable law, gains realized or other income earned in respect of any such investment shall be distributable to the General Partner at such times (including prior to the date on which it is determined that all or any portion of such Undistributed Amount may be distributed pursuant to Section 6.04(b)) and in such amounts as the General Partner shall, in its discretion, deem appropriate.

          SECTION 6.05. Special Expense Distributions. If, pursuant to Section 3.06, the General Partner has made cash contributions to the Partnership in respect of any Partnership Expenses, then, on any subsequent Drawdown Date on which the General Partner requires the Partners to make Capital Contributions in respect of such Partnership Expenses, the General Partner shall receive a distribution ("Special Expense Distribution") in an amount equal to the amount of such cash contributions made pursuant to Section 3.06. Each Special Expense Distribution shall be funded by the Partners in accordance with Section 5.02(b).

          SECTION 6.06. Loans and Withdrawal of Contributions. No Partner shall be permitted to borrow, or to make an early withdrawal of, any portion of the Capital Contributions made by it.

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                                      A-37

          SECTION 6.07. Capital Accounts. There shall be established for each Partner, on the books and records of the Partnership, an account (a "Capital Account"), which shall initially be zero and which shall be adjusted as set forth in Section 6.08.

          SECTION 6.08. Adjustments to Capital Accounts. The Capital Accounts of the Partners shall be adjusted as follows:

          (a) Cash Contributions. The amount of cash contributed to the Partnership by any Partner (including pursuant to Article V) shall be credited to the Capital Account of such Partner.

          (b) Income, Profit or Gain. The amount of any income, profit or gain allocated to any Partner in respect of Partnership Investments shall be credited to the Capital Account of such Partner.

          (c) Expense, Deduction or Loss. The amount of any expense (other than any expense that should properly be included in the basis of any Partnership asset), deduction or loss allocated to any Partner in respect of Partnership Investments or Partnership Expenses shall be debited against the Capital Account of such Partner.

          (d) Distributions. The amount of cash (or the fair market value of other property as determined by the General Partner pursuant to Section 6.03(b)) distributed by the Partnership to any Partner shall be debited against the Capital Account of such Partner.

          (e) Adjustments upon Event of Default. Upon any Event of Default by any Partner:

               (i) An amount equal to 50% of the amount of such Partner's Capital Account on the date of such Event of Default shall be:

                    (x) debited against such Partner's Capital Account; and

                    (y) credited to the Capital Accounts of all the other
               Partners (other than any other Defaulting Partner) pro rata in accordance with their respective Commitment Percentages (calculated without giving effect to the Capital Commitment of any Defaulting Partner) at such time.

               The amount to be debited or credited shall be allocated within any Partner's Capital Account in a manner the General Partner determines in its discretion is equitable.

               (ii) Any income, profit or gain with respect to any Partnership Investment that would have been allocated to the Capital Account of such Partner but for the operation of Section 5.05(a)(ii) shall be credited to the Capital Accounts of all the other Partners who are Participating Partners with respect to such Partnership Investment (other than any other Defaulting Partner) pro rata in accordance with their respective Investment Percentages (calculated without giving effect to the Capital Contribution of any Defaulting Partner).

          SECTION 6.09. Allocations of Income, Gain, Loss, Deduction and Credit. Items of income, gain, loss, deduction and credit of the Partnership shall be allocated as follows:

          (a) Allocation of Partnership Expenses. Subject to Section 3.04, any Partnership Expense shall be allocated among all the Partners pro rata in accordance with their respective Commitment Percentages. Notwithstanding the foregoing,

               (i) subject to clause (ii) below, any Partnership Expense directly and solely attributable to one or more Partnership Investments (including without limitation the Management Fee referred to in Section 5.03) shall be allocated only to those Partners who are Participating Partners with respect to such Investments, pro rata in accordance with such Partners' respective Investment Percentages with respect to such Investments; and

               (ii) the General Partner may allocate any Partnership Expense on a basis other than Commitment Percentages and/or among certain (but not all) Partners if the General Partner determines in its discretion that such allocation is clearly more equitable.

          (b) Investment Income Allocable to Certain Partners. Any gains realized or other income earned in respect of any short-term investment of funds made available by any Partner as a Partnership Capital Contribution (pending application of such funds to make the applicable Partnership Investment or to pay the applicable Partnership Expense) shall be allocated to such Partner.

          (c) Investment Income Allocable to General Partner. Any gains realized or other income earned in respect of any short-term investment of funds pursuant to Section 6.04(c) shall be allocated to the General Partner.

          (d) Other. All other allocations of income, profit, gain, loss, deduction and credit shall be allocated among the Partners in a manner such that if (i) the Partnership were dissolved, its affairs wound up and its assets distributed to the Partners pursuant to Section 9.04 and (ii) any Parallel Investments and Parallel Investment Vehicles were disposed of and distributed in accordance with the terms of such Parallel Investments, immediately after making such allocation, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 6.02(a). For purposes of making allocations pursuant to this Section 6.09(d) prior to the dissolution of the Partnership and the disposition of such Parallel Investments and Parallel Investment Vehicles, the assets held by the Partnership at year end and any Parallel Investments existing at such time, shall be deemed to have a value equal to their tax basis.

          SECTION 6.10. Tax Allocations. For federal, state and local income tax purposes, each item of income, gain, loss, deduction and credit of the Partnership shall be allocated among the Partners as nearly as possible in the same manner as the corresponding item of income, expense, gain or loss is allocated pursuant to the other provisions of this Article VI. It is intended that the

Capital Accounts will be maintained at all times in accordance with Section 704 of the Code and applicable Treasury regulations thereunder, and that the provisions hereof relating to the Capital Accounts be interpreted in a manner consistent therewith. The General Partner shall be authorized to make appropriate amendments to the allocations of items pursuant to this Article VI if necessary in order to (i) comply with Section 704 of the Code or applicable Treasury regulations thereunder; provided that no such change shall have an adverse effect upon the amount distributable to any Partner hereunder or (ii) satisfy the economic relationship among the Partners.

          A Partner shall not be allocated items of loss or deduction to the extent such an allocation would cause or increase a deficit Capital Account balance for such Partner as of the close of any taxable year. In determining the Capital Account balance of a Partner for this purpose, adjustments, allocations and distributions described in Treas. Reg. Section 1.704-1(b)(2)(ii)(d)(4) through (6) shall be taken into account. Any items of loss and deduction not allocated to a Partner under this paragraph shall be allocated first, to the remaining Partners with positive Capital Account balances (as adjusted in accordance with the preceding sentence) in proportion to, and to the extent of, such positive Capital Account balances and thereafter, as provided in applicable Treasury regulations. Notwithstanding anything else contained in this Article VI, if any Partner has a deficit Capital Account for any fiscal period as a result of any adjustment, allocation or distribution of the type described in Treas. Reg. Section 1.704-1(b)(2)(ii)(d)(4) through (6) then the Partnership's income and gain will be specially allocated to such Partner in an amount and manner sufficient to eliminate such deficit as quickly as possible. Any special allocation of items of income or gain pursuant to this paragraph shall be taken into account in computing subsequent allocations pursuant to this Article VI so that the cumulative net amount of all items allocated to each Partner shall, to the extent possible, be equal to the amount that would have been allocated to such Partner if there had never been any allocation pursuant to this paragraph.

          SECTION 6.11. Reinvestment of Proceeds. (a) With respect to Proceeds realized by the Partnership on any date prior to the Full Investment Date in respect of any Partnership Investment disposed of within one year of such investment the General Partner may (i) retain for reinvestment any such Proceeds in an amount up to the cost basis of the original investment or (ii) distribute such amounts as Remaining Capital Commitments subject to future Drawdowns at a later date.

          (b) The General Partner may, in its sole discretion, defer any Distributions pursuant to Section 6.02 with respect to any lock-up or other contractual restriction on transfer or such later time as the General Partner may determine in connection with an initial public offering being consummated by the portfolio company, the subject of which is the Partnership Investment.

                                  ARTICLE VII

                               REPORTS TO PARTNERS

          SECTION 7.01. Reports. (a) The books of account and records of the Partnership shall be audited as of the end of each fiscal year by the Partnership's independent public accountants.

The Partnership's independent public accountants shall be a nationally recognized independent public accounting firm selected from time to time by the General Partner in its discretion. All reports provided to the Partners pursuant to this Section 7.01 shall be prepared on the same basis as that followed by the Partnership for purposes of filing the Partnership's United States federal income tax returns.

          (b) Not later than 45 days after the end of each fiscal quarter (other than the final fiscal quarter in any year) the General Partner shall prepare or cause to be prepared, and shall mail to each Partner, a quarterly update on the Partnership's activities.

          (c) As soon as practicable after the General Partner has received final information from portfolio companies after the end of each fiscal year the General Partner shall prepare or cause to be prepared, and shall mail to each
Partner:

          (i) an audited balance sheet of the Partnership as of the end of such fiscal year;

          (ii) an audited income statement of the Partnership for such fiscal year;

          (iii) a statement of the Partnership's capital for such fiscal year;

          (iv) a management report with respect to each Investment with respect to which such Partner is a Participating Partner; and

          (v) a valuation of each Investment with respect to which such Partner is Participating Partner, determined in good faith by the General Partner, which shall be based on, in the case of (A) privately-held companies until such time as there is a liquidity event in the form of an acquisition, merger, or significant asset sale, and (B) publicly-held companies subject to a "lock up" agreement or other contractual restrictions on transfer, the cost of such Investment or such lesser value as determined by the General Partner in good faith in its reasonable business judgment; provided, that, to the fullest extent permitted by applicable law the General Partner shall not be liable to the Partnership or the Partners with respect to the accuracy of such valuation.

          (d) After the end of each fiscal year, the General Partner shall use commercially reasonable efforts to cause to be prepared and transmitted within 180 days of the end of such fiscal year, but in any event as promptly as possible, a United States federal income tax form K-1 for each Partner, a copy of the Partnership's return filed for United States federal income tax purposes and a report setting forth in sufficient detail such transactions effected by the Partnership during such fiscal year as shall enable each Partner to prepare its United States federal income tax return, if any the General Partner shall mail such materials to (i) each Partner and (ii) each former Partner (or its successors, assigns, heirs or personal representatives) who may require such information in preparing its United States federal income tax return.

                                  ARTICLE VIII

                         EXCULPATION AND INDEMNIFICATION

          SECTION 8.01. Exculpation and Indemnification. (a) No Indemnified Person shall be liable to the Partnership or to the Partners for any losses, claims, damages or liabilities arising from related to or in connection with this Agreement or the Partnership's business or affairs (including any act or omission by any Indemnified Person and any activity of the type or character disclosed in the Offering Memorandum under the captions "Potential Conflicts of Interest", "Risk Factors", or elsewhere therein (such disclosure being incorporated herein by reference), except for any losses, claims, damages or liabilities determined by final judgment of a court of competent jurisdiction to have been primarily attributable to such Indemnified Person's fraud, gross negligence, willful misconduct, bad faith or willful breach of this Agreement.

          (b) To the extent that, at law or in equity, any Indemnified Person has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to any Partner, the General Partner and any other Indemnified Person acting in connection with the Partnership's affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of any Indemnified Person otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnified Person.

          (c) Whenever in this Agreement the General Partner is permitted or required to make a decision (i) in its "discretion," or under a grant of similar authority or latitude, the General Partner shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Partnership or any Partner or (ii) in its "good faith," or under another express standard, the General Partner shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, or any other agreement contemplated herein.

          (d) The Partnership shall, to the fullest extent permitted by applicable law, indemnify and hold harmless each Indemnified Person against any losses, claims, damages or liabilities to which such Indemnified Person may become subject in connection with any matter arising from, related to or in connection with this Agreement or such of the Partnership's business or affairs as are related to or in connection with this Agreement, except for such losses, claims damages or liabilities that are determined by final judgment of a court of competent jurisdiction to have been primarily attributable to such Indemnified Person's gross negligence or willful misconduct. If any Indemnified Person become involved in any capacity in any action, proceeding or investigation in connection with any matter arising from related to, or in connection with, this Agreement or such of the Partnership's business or affairs as are related to or in connection with this Agreement, whether or not pending or threatened and whether or not any Indemnified Person is a party thereto, the Partnership will periodically reimburse such Indemnified Person for its legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith; provided that such Indemnified Person shall promptly repay to the Partnership the amount of any such reimbursed expenses paid to it to the extent that it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Partnership in connection with such action, proceeding or investigation as provided in the exception contained in the immediately preceding sentence. If for any reason (other than the gross negligence or willful misconduct of such Indemnified Person) the foregoing indemnification is unavailable to such Indemnified Person, or insufficient to hold it harmless, then the Partnership shall contribute to the amount paid or payable by such Indemnified Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative benefits received by the Partnership on the one hand and such Indemnified Person on the other hand or, if such allocation is not permitted by applicable law, to reflect not only the relative benefits referred to above but also any other relevant equitable considerations.

          (e) Each Partner covenants for itself and its successors, assigns, heirs and personal representatives that such Person will, at any time prior to or after dissolution of the Partnership on demand, whether before or after such Partner's withdrawal from the Partnership (within the meaning of the Delaware
Act), pay to the Partnership or the General Partner any amount which the Partnership or the General Partner, as the case may be, pays in respect of taxes (including without limitation withholding taxes, interest, penalties and any additions to tax) imposed upon income of or distributions to such Partner.

          (f) Notwithstanding anything else contained in this Agreement (other than Section 8.01(e), the reimbursement, indemnity and contribution obligations of the Partnership under Section 8.01(d) shall:

          (i) be in addition to any liability that the Partnership may otherwise have;

          (ii) extend upon the same terms and conditions to the directors, officers, stockholders, Partners, employees, agents and representatives of each Indemnified Person;

          (iii) be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of each Indemnified Person and any such Persons; and

          (iv) at any time be limited to the assets of the Partnership at such time and the amount of the Partners' aggregate Remaining Capital Commitments at such time.

          (g) The foregoing provisions of this Section 8.01 shall survive for a period of five years from the date of dissolution of the Partnership; provided that if at the end of such period, there are any actions, proceedings or investigations then pending, the General Partner shall so notify the Partners at such time (which notice shall include a brief description of each such action, proceeding or investigation and of the liabilities asserted therein) and the foregoing provisions of this Section 8.01 shall survive with respect to each such action, proceeding or investigation set forth in such notice (or any related action, proceeding or investigation based upon the same or a similar claim) until such date that such action, proceeding or investigation is ultimately resolved; and provided further that the provisions of this Section
8.01 shall not affect the obligations of the Partners under Section 17-607 of the Delaware Act.

          (h) The Partners acknowledge and agree that the terms of each Parallel Investment shall include provisions applicable to such Parallel Investment substantially identical to the provisions of this Section 8.01 and Section 8.02.

          SECTION 8.02. Exclusive Jurisdiction. To the fullest extent permitted by applicable law, each Partner hereby agrees that any claim, action, or proceeding by any Partner seeking any relief whatsoever against any Indemnified Person based on, arising out of, or in connection with, this Agreement or the Partnership's affairs shall be brought only in the courts of chancery sitting in the State of Delaware, or if no such courts have jurisdiction over the applicable claim, the appropriate Federal court located in such location, and not in any other State or Federal court in the United States of America or any court in any other country. Each Partner acknowledges that, in the event of any breach of this provision, the Indemnified Persons have no adequate remedy at law and shall be entitled to injunctive relief to enforce the terms of this Section 8.02.

                                   ARTICLE IX

                   DURATION AND DISSOLUTION OF THE PARTNERSHIP

          SECTION 9.01. Duration. The Partnership shall continue in existence until August 17, 2007, unless sooner dissolved pursuant to Section 9.02; provided, however, that (i) the General Partner may in its sole discretion extend the term of the Partnership for an additional one-year period and (ii) thereafter the General Partner may, with the consent of Limited Partners representing 66 2/3% of the aggregate Capital Commitments of all Limited Partners (other than Defaulting Partners), at their option extend the term of the Partnership for two additional one year terms.

          SECTION 9.02. Dissolution. Subject to the Delaware Act, the Partnership shall be dissolved and its affairs shall be wound up upon the earliest of:

          (a) the expiration of the term of the Partnership provided in Section 9.01;

          (b) the decision of the General Partner upon not less than 90 days' prior written notice to the Limited Partners;

          (c) the vote or written consent of the Limited Partners representing 66 2/3% of the aggregate Capital Commitments of all Limited Partners (other than Defaulting Partners);

          (d) a decision made by the General Partner to dissolve the Partnership because the General Partner has determined in good faith that (i) changes in any applicable law or regulation would have a material adverse effect on the continuation of the Partnership or (ii) such action is necessary or desirable in order for the Partnership not to be in material violation of the Investment Company Act or ERISA, for the General Partner not to be in material violation of the Advisers Act;

          (e) an event of withdrawal of the General Partner (within the meaning of the Delaware Act) unless (i) at the time there is at least one General Partner of the Partnership and such General Partner shall agree to continue the business of the Partnership as General Partner or (ii) if within 90 days after the event of withdrawal, all remaining Partners agree in writing to continue the business of the Partnership and to the appointment, effective as of the date of the event of withdrawal, of a new General Partner; and

          (f) any time at which (i) all Partnership Investments have been disposed of and (ii) the aggregate Remaining Capital Commitments of all Partners is zero.

          SECTION 9.03. Liquidation of Partnership. Upon dissolution, the Partnership's business shall be liquidated in an orderly manner. The General Partner shall be the liquidator to wind up the affairs of the Partnership pursuant to this Agreement. If there shall be no General Partner, the Partners, upon the approval of the Required Partners, may approve one or more liquidators to act as the liquidator in carrying out such liquidation. In performing its duties, the liquidator is authorized to sell, distribute, exchange or otherwise dispose of the assets of the Partnership in accordance with the Delaware Act and in any reasonable manner that the liquidator shall determine to be in the best interest of the Partners.

          SECTION 9.04. Distribution Upon Dissolution of the Partnership. (a) Upon dissolution of the Partnership, the liquidator winding up the affairs of the Partnership shall determine in good faith which assets of the Partnership shall be sold and which assets of the Partnership shall be retained for distribution in kind to the Partners. Assets to be distributed in kind shall be valued by the liquidator in good faith. Subject to the Delaware Act, after all liabilities of the Partnership have been satisfied or duly provided for, the remaining assets of the Partnership shall be distributed to the Partners in accordance with Article VI.

          (b) In the discretion of the liquidator, and subject to the Delaware Act, liabilities of the Partnership may be provided for pursuant to this Section
9.04 in any manner, including:

          (i) distribution of the assets of the Partnership to a trust established for the benefit of the Partners for purposes of liquidating such Partnership assets, collecting amounts owed to the Partnership, and paying any liabilities or obligations of the Partnership or the General Partner arising out of, or in connection with, this Agreement or the Partnership's affairs; or

          (ii) withholding of distributions to the Partners to provide a reserve for the payment of future Partnership Expenses and other liabilities of the Partnership contingent or otherwise; provided that such withheld amounts shall be distributed to the Partners as soon as the liquidator determines, in its discretion, that it is no longer necessary to retain such amounts.

The assets of any trust established in connection with clause (i) above shall be distributed to the Partners from time to time, in the discretion of the liquidator, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the Partners pursuant to this Agreement.

          SECTION 9.05. Withdrawal, Death or Incompetency of a Partner. Except as otherwise provided in Article XI, a Partner may not withdraw from the Partnership prior to its termination. Upon the death or incompetency of an individual Partner, such Partner's executor, administrator, guardian, conservator or other legal representative may exercise all of such Partner's rights for the purpose of settling such Partner's estate or administering such Partner's property, except that the General Partner may reduce or cancel such Partner's obligation to make future Capital Contributions on such terms as the General Partner determines in its discretion. Except as expressly provided in this Agreement, no other event affecting a Partner (including bankruptcy or insolvency) shall affect its obligations under this Agreement or cause the dissolution of the Partnership.

                                   ARTICLE X

                  TRANSFERABILITY OF GENERAL PARTNER'S INTEREST

          SECTION 10.01. Transferability of General Partner's Interest. The General Partner may not sell, exchange, transfer, assign, pledge, hypothecate or otherwise dispose of all or any portion of its interest in the Partnership (any such sale, exchange, transfer, assignment, pledge, hypothecation or other disposition being herein collectively called "Transfers") to any Person other than an Affiliate. If the General Partner so determines in good faith, and to the extent permitted by the preceding sentence, the General Partner may admit any Person to whom the General Partner proposes to make such a Transfer as an additional General Partner of the Partnership, and such transferee shall be deemed admitted to the Partnership as General Partner of the Partnership immediately prior to such Transfer and shall continue the business of the Partnership without dissolution.

          Except as otherwise provided in this Section 10.01, the General Partner may not withdraw or be removed from the Partnership prior to its dissolution.

          SECTION 10.02. Advisers Act. Notwithstanding the foregoing provisions of this Article X, the General Partner shall not assign any of its rights or duties hereunder except with such approval of the Partners as is required under the Advisers Act.

                                   ARTICLE XI

                     TRANSFERABILITY OF A PARTNER'S INTEREST

          SECTION 11.01. Restrictions on Transfer and Withdrawals. (a) No direct or indirect Transfer of all or any part of a Partner's interest in the Partnership may be made without the prior written consent of the General Partner (which may, in the General Partner's sole discretion, be granted on such terms as the General Partner determines or withheld). If the General Partner consents to any direct or indirect Transfer, such Partner shall be free to make such Transfer within 120 days after notice of such consent. The General Partner shall be authorized pursuant to this Section 11.01 to consent to the direct or indirect Transfer of a Partner's interest in the Partnership to any Person, including without limitation the General Partner or any of its Affiliates. In addition, a Limited Partner may not withdraw any of its Interest in the Partnership except in limited circumstances when required by the General Partner in its discretion to comply with applicable law or otherwise to ensure that no adverse tax, regulatory or other consequences to the Partnership, the General Partner or any of the Limited Partners will arise from the continued investment by such Limited Partner.

          (b) The foregoing provisions of this Section 11.01 shall not apply to any direct or indirect Transfer which shall occur by operation of law.

          SECTION 11.02. Expenses of Transfer: Indemnification. All expenses, including attorneys' fees and expenses, incurred by the General Partner or the Partnership in connection with any direct or indirect Transfer shall be borne by the transferring Partner or such Partner's transferee (any such transferee, when admitted and shown as such on the books and records of the Partnership, being hereinafter called a "Substituted Partner"). In addition the transferring Partner or such transferee shall indemnify the Partnership and the General Partner in a manner satisfactory to the General Partner against any losses, claims, damages or liabilities to which the Partnership, the General Partner or any Affiliate of the General Partner may become subject arising out of or based upon any false representation or warranty made by or breach or failure to comply with any covenant or agreement of, such transferring Partner or such transferee in connection with such Transfer.

          SECTION 11.03. Recognition of Transfer; Substituted Partners. (a) The Partnership shall not (subject to Section 9.05) recognize for any purpose any purported direct or indirect Transfer of all or any part of a Partner's Interest in the Partnership and no purchaser, assignee, transferee or other recipient of all or any part of such interest shall become a Substituted Partner hereunder unless:

          (i) the provisions of Section 11.01 and, in the case of a Substituted Partner, Section 11.03(b) shall have been complied with;

          (ii) the General Partner shall have been furnished with the documents effecting such Transfer, in form reasonably satisfactory to the General Partner executed and acknowledged by both the seller, assignor or transferor and the purchaser, assignee, transferee or other recipient;

          (iii) such purchaser, assignee, transferee or other recipient shall have represented that such Transfer was made in accordance with all applicable laws and regulations;

          (iv) all necessary governmental consents shall have been obtained in respect of such Transfer; and

          (v) all necessary instruments reflecting such admission shall have been filed in each jurisdiction in which such filing is necessary in order to qualify the Partnership to conduct business or to preserve the limited liability of the Partners.

          (b) Each Substituted Partner, as a condition to its admission as a Partner, shall execute and acknowledge such instruments (including a counterpart of this Agreement), in form and substance satisfactory to the General Partner, as the General Partner reasonably deems necessary or desirable to effectuate such admission and to confirm the agreement of such Substituted Partner to be bound by all the terms and provisions of this Agreement with respect to the interest in the Partnership acquired by such Substituted Partner. The admission of a Substituted Partner shall not require the approval of any Partner. As promptly as practicable after the admission of a Substituted Partner, the books and records of the Partnership shall be changed to reflect such admission.

          SECTION 11.04. Transfers During a Fiscal Year. If any direct or indirect Transfer of a Partner's interest in the Partnership shall occur at any time other than the end of the Partnership's fiscal year, the distributive shares of the various items of Partnership income, gain, loss, and expense as computed for tax purposes and the related cash distributions shall be allocated between the transferor and the transferee on a basis consistent with applicable requirements under Section 706 of the Code; provided that no allocation agreed to between the transferor and the transferee shall be effective unless (i) the transferor and the transferee shall have given the Partnership written notice, prior to the effective date of such Transfer, stating their agreement that such allocation shall be made on a certain basis consistent with the applicable requirements under Section 706 of the Code, (ii) the General Partner shall have consented to such allocation and (iii) the transferor and the transferee shall have agreed to reimburse the General Partner for any incremental accounting fees and other expenses incurred by the General Partner in making such allocation.

                                  ARTICLE XII

                                  MISCELLANEOUS

          SECTION 12.01. Amendments to the Partnership Agreement. (a) Except as otherwise provided in Section 12.01(b), this Agreement may be amended by the General Partner with the approval of the Required Partners; provided that no amendment of this Agreement shall:

          (i) without the approval of all the Partners (other than any Defaulting Partners), amend Section 5.03, Article VIII, Section 9.01 or this Section 12.01 (a);

          (ii) without the approval of the affected Partner, (w) adversely modify or affect the limited liability of such Partner, (x) change the interest of such Partner in any existing Investment (other than as provided in this Agreement), (y) change the Capital Commitment of such Partner (other than as provided in this Agreement) or (z) change the method of distributions or allocations made under Article VI to such Partner;

          (iii) without the approval of all ERISA Partners, amend Sections 3.05 or 3.14; or

          (iv) without the approval of Partners having Capital Commitments representing the percentage of Capital Commitments specified in any provision of this Agreement required for any action or approval of the Partners, amend such provision.

          (b) This Agreement may be amended by the General Partner without the approval of any Partner to (i) change the name of the Partnership, (ii) correct typographical errors or to eliminate ambiguities or (iii) to make any other change that would not, as determined by the General Partner in good faith, be adverse to such Partner. No such amendment pursuant to clause (iii) shall be deemed effective until notice of such amendment (which shall be provided at least 5 days prior to the effectiveness of such amendment) has been provided to the affected Partner.

          SECTION 12.02. Approvals. Each Partner agrees that, except as otherwise specifically provided herein and to the extent permitted by applicable law, for purposes of granting the approval of the Partners with respect to any proposed action of the Partnership, the General Partner or any of its Affiliates (including any such approval required under the Advisers Act), the written approval of the Required Partners shall bind the Partnership and each Partner and shall have the same legal effect as the written approval of each Partner. The General Partner may request the written approval of the Required Partners to approve any matter required to be so approved by the Advisers Act.

          SECTION 12.03. Investment Representation. Except as otherwise agreed between the General Partner and any Partner, each Partner, by executing this Agreement, represents and warrants that it is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended, that its interest in the Partnership has been acquired by it for its own account, or for the account of a commingled pension trust or other institutional investor previously specified in writing to the Partnership with respect to whom it has full investment discretion, for investment and not with a view to resale or distribution thereof and that it is fully aware that in agreeing to admit it as a Partner, the General Partner and the Partnership are relying upon the truth and accuracy of this representation and warranty.

          SECTION 12.04. Successors; Counterpart; Entire Agreement. This Agreement (i) shall be binding as to the executors, administrators, estates, heirs and legal successors of the Partners, (ii) may be executed in several counterparts with the same effect as if the parties executing the several counterparts had all executed one counterpart and (iii) shall constitute the entire agreement and understanding among all the parties hereto with respect to the subject matter hereof.

          SECTION 12.05. Choice of Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware and, without limitation thereof, that the Act as amended from time to time shall govern the limited partnership aspects of this Agreement.

          SECTION 12.06. Notices. Each notice relating to this Agreement shall be in writing and delivered in person or by registered or certified mail. All notices to the Partnership shall be addressed to its principal office, place of business and the office of such entities retained by the General Partner to provide administrative services to the Partnership. All notices addressed to a Partner shall be addressed to such Partner at the address set forth in the Schedule attached hereto. Any Partner may designate a new address by notice to that effect given to the Partnership. Unless otherwise specifically provided in this Agreement, a notice shall be deemed to have been effectively given when mailed by registered or certified mail to the proper address or delivered in person.

          SECTION 12.07. Headings. The titles of the Articles and the headings of the Sections of this Agreement are for convenience of reference only, and are not to be considered in construing the terms and provisions of this Agreement.

          SECTION 12.08. Agreement Binding Upon Successors and Assigns. Except as herein otherwise specified, this Agreement shall inure to the benefit of and shall be binding upon the heirs, executors, administrators or other representatives, successors and assigns of the respective parties hereto.

          SECTION 12.09. Counterparts. This Agreement may be executed in counterparts and all such counterparts, taken together, shall constitute valid signatures with respect to this Agreement.


                          [SIGNATURE PAGES TO FOLLOW]

          IN WITNESS WHEREOF, the undersigned have hereto set their hands as of the day and year first above written.


                                        ORBIMED CAPITAL LLC, as General Partner


                                        By
                                          --------------------------------------
                                          Name:
                                          Title:

                                        LIMITED PARTNER


                                        ----------------------------------------

                                        By
                                          --------------------------------------
                                          Name:
                                          Title:

                FIRST AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT

          Amendment No. 1 dated as of October 20, 2000 to the Limited Partnership Agreement of Caduceus Private Investments, LP dated as of August 17, 2000 (the "Agreement") among OrbiMed Capital LLC, a Delaware limited liability company (the "General Partner") and the limited partners set forth therein.

                                   WITNESSETH:

          WHEREAS, the General Partner is authorized pursuant to Section 12.01(b) of the Agreement to make amendments to the Agreement without the approval of any Limited Partner if such amendments are not adverse to such Limited Partner; and

          WHEREAS, the General Partner has agreed to make certain amendments to the Agreement; and

          WHEREAS, capitalized terms used, but not otherwise defined herein, shall have the meanings given to such terms in the Agreement.

          NOW THEREFORE, the Agreement is hereby amended as follows:

          1. Section 2.03 of the Agreement is hereby amended by inserting "(a)" after the caption "Purposes of the Partnership" and adding a new clause (b) as follows:

             "(b) The Partnership shall make Investments only in health care and health-care related businesses."

          2. Section 6.03(b) of the Agreement is hereby amended by (i) replacing the proviso at the end of the first sentence thereof with the following:

             "provided that the General Partner shall only distribute in kind property consisting of securities which are freely marketable by the Participating Partners and for which market quotations are readily available."

and by adding the following to the end of the last sentence of Section 6.03(b):

             "; provided further that, in the event of a distribution in kind of non-marketable securities upon the liquidation of the Partnership, all valuations shall initially be determined by the General Partner within 30 days thereafter; the General Partner shall promptly supply the Advisory Committee with such valuations and the General Partner's basis therefor. If the Advisory Committee objects in writing (which objection must be made within 15 business days of any notice of such valuation), and the General Partner and the Advisory Committee are unable to agree upon a mutually acceptable valuation within 30 days after such objection is made, the General Partner shall (at the Partnership's expense) cause a nationally recognized investment banking firm mutually acceptable to the General Partner and the Advisory Committee to make a valuation, and such firm's determination of such valuation shall be binding on all parties. Pending such determination, the General Partner will hold back in the Partnership any amounts of non-marketable securities distributable to the General Partner that may be required to be returned depending upon the outcome of such valuation procedure.

          3. Section 9.02 of the Agreement is hereby amended by adding the following new clause (g) thereto:

             (g) Key Person Event. Upon the occurrence of a Key Person Event, the General Partner shall promptly give notice to the Limited Partners of this fact and the Full Investment Date shall be deemed to have occurred for all purposes hereof, unless the Required Partners vote otherwise within 90 days after such notice. For the purposes of this paragraph, a "Key Person Event" shall mean (i) Samuel D. Isaly ceases to be actively involved in the affairs of the Partnership for any reason prior to the second anniversary of the Initial Closing Date; or (ii) at any time prior to the Full Investment Date any two of Samuel D. Isaly, Michael B. Sheffery, Carl Gordon or Sven Borho cease to be actively involved in the affairs of the Partnership.

          4. Article II of the Agreement is hereby amended by adding the following new Section 2.09 thereto:

                  Section 2.09. Competing Funds. Without the consent of at least two-thirds in interest of the Limited Partners, neither the General Partner, the Principals nor their respective Affiliates shall close any other pooled investment fund (other than a Parallel Investment Vehicle or funds existing or demonstrably contemplated on the date hereof) which has as its primary investment objective privately negotiated equity investments that are substantially similar to the types of investments to be made by the Partnership (any such fund being referred to hereinafter as a "Competing Fund"), until the earlier of (i) the time at which at least 75% of the Capital Commitments have been committed to (pursuant to a legally binding definitive agreement) or invested in, or called for contribution for investment in, Investments and (ii) the Full Investment Date. Until the Full Investment Date, a Competing Fund permitted by the preceding sentence may only co-invest alongside the Partnership (and any Parallel Investment Vehicle) on the same terms and conditions in all material respects.

          5. Except as expressly set forth in this Amendment, the Agreement shall remain in full force and effect and shall not be deemed to have been modified or amended by this Amendment.

                                      A-54
          6. This Amendment shall be governed by the laws of the State of Delaware applicable to agreements entered into and fully performed in such state.

         IN WITNESS WHEREOF, the General Partner has caused this Amendment to be signed as of the date first above written.

                                          OrbiMed Capital LLC,
                                          as General Partner




                                          Carl L. Gordon, Ph.D., CFA

                                    EXHIBIT A

                ACCREDITED INVESTOR AND NET WORTH QUALIFICATIONS

          I. Accredited Investor Status. In order for the Company to offer and sell the Units in conformance with state and Federal securities laws, the following information must be obtained regarding Subscriber's investor status. Please initial each category applicable to Subscriber as an investor in the
Partnership:

             ____ (a) A natural person whose net worth, either individually or jointly with such person's spouse, at the time of Subscriber's purchase, exceeds US$1,000,000.

             ____ (b) A natural person who had an individual income in excess of US$200,000 or joint income with that person's spouse in excess of US$300,000, in each of the two most recent years and reasonably expects to reach the same income level in the current year.

             ____ (c) A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in
Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity.

             ____ (d) A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

             ____ (e) An insurance company as defined in Section 2(13) of the Securities Act.

             ____ (f) An investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act.

             ____ (g) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the Small Business Investment Act of 1958.

             ____ (h) A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000.

             ____ (i) An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act who is specifically empowered with discretionary control over the management and disposition of the assets of the plan and, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors and having discretionary control over the management and disposition of the plan assets.

             ____ (j) A private business development company as defined in
Section 202(a)(22) of the Investment Advisers Act of 1940.

             ____ (k) An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, business trust, or partnership, not formed for the specific purpose of acquiring the Partnership Interests, with total assets in excess of US$5,000,000.

THE PARTNERSHIP INTERESTS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES LAWS OF ANY STATE OR FOREIGN JURISDICTION AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH APPLICABLE FEDERAL, STATE OR FOREIGN SECURITIES LAWS. IN ADDITION, TRANSFER OR OTHER DISPOSITION OF THE PARTNERSHIP INTERESTS IS RESTRICTED AS PROVIDED IN THIS AGREEMENT.



                          LIMITED PARTNERSHIP AGREEMENT

                                       OF

                        CADUCEUS PRIVATE INVESTMENTS, LP


                           Dated as of August 17, 2000

                SECOND AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT

         Amendment No. 2 dated as of March 11, 2002 to the Limited Partnership Agreement of Caduceus Private Investments, LP dated as of August 17, 2000 (as heretofore amended by the Amendment No. 1 thereto dated as of October 20, 2000 ("Amendment No. 1"), the "Agreement") among OrbiMed Capital LLC, a Delaware limited liability company (the "General Partner") and the limited partners set forth therein.

                                   WITNESSETH:

         WHEREAS, Amendment No. 1 amended the Agreement by adding a new Section
2.09 thereto in respect of competing funds formed by the General Partner; and

         WHEREAS, the General Partner and two-thirds in interest of the Limited Partners (as defined in the Agreement) are authorized pursuant to Section 12.01(a)(iv) of the Agreement to make amendments to the Agreement; and

         WHEREAS, the General Partner and two-thirds in interest of the Limited Partners have agreed to waive the provisions of Section 2.09 of the Agreement and to make certain amendments to the Agreement to eliminate Section 2.09 therefrom; and

         WHEREAS, capitalized terms used, but not otherwise defined herein, shall have the meanings given to such terms in the Agreement.

         NOW THEREFORE, the Agreement is hereby amended as follows:

         1. Section 2.09 of the Agreement is hereby deleted from the Agreement in its entirety and shall be of no further force or effect.

         2. Except as expressly set forth in this Amendment, the Agreement shall remain in full force and effect and shall not be deemed to have been modified or amended by this Amendment.

         3. This Amendment shall be governed by the laws of the State of Delaware applicable to agreements entered into and fully performed in such state. This Amendment may be executed in more than one counterpart, each of which shall be an original and together which shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the General Partner and the Limited Partners have caused this Amendment to be signed as of the date first above written.

                                      OrbiMed Capital LLC, as General Partner


                                       By_________________________


                                      Limited Partners:



                                      -----------------------------
                                      Name of Limited Partner


                                      By___________________________

                                  B-1                                  Exhibit B

          LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF ORBIMED ASSOCIATES LLC dated as of August 17, 2000, by and among the Persons who become party to this Operating Agreement in accordance with the terms hereof (the "Members") and OrbiMed Advisors LLC, a Delaware limited liability company (the "Manager").

          WHEREAS, the Manager has formed the Company as a New York limited liability company; and

          WHEREAS, the Members and the Manager desire to memorialize their agreement with respect to their ownership and management of the Company as set forth in this Operating Agreement.

          NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the parties hereto agree as follows:

                                   ARTICLE I.

                                  DEFINITIONS

          As used in this Operating Agreement, the following terms shall have the following meanings:

          "Act" means the New York Limited Liability Company Law, as amended.

          "Adjusted Capital Account Deficit" means, with respect to a Member, the deficit balance, if any, in such Member's Capital Account as of the end of the applicable Fiscal Year or other relevant date, after giving effect to the following adjustments:

          (a) Credit to such Capital Account of any amounts which such Member is obligated to restore pursuant to any provisions of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

          (b) Debit to such Capital Account of the items described in subsections (4), (5) and (6) of Treasury Regulation Section
     1.704-1(b)(2)(ii)(d).

          "Affiliate" means Person directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with the Person in question. The term "control", as used in the immediately preceding sentence, means, with respect to a Person that is a corporation, the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the shares of such corporation and, with respect to a Person that is not a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person.

          "Articles" means the Articles of Organization of the Company, as filed with the Secretary of State of the State of New York, as the same may be amended from time to time.

          "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York City are authorized by law to close.

          "Capital Account" means a capital account maintained in accordance with Treasury Regulation Section 1.704-1(b) as amended from time to time, as further defined in Section 7.1.

          "Capital Commitment" means with respect to any Member at any time, the amount specified as such Member's capital commitment at the time such Member was admitted to the Company, which amount shall be set forth on the books and records of the Company.

          "Capital Contributions" means the sum of the Initial Capital Contribution and any other capital contributions made by a Member to the Company.

          "Cause" means with respect to any Person, such Person's (i) willful misconduct or gross negligence, or material failure to comply with the policies of the Company; (ii) willful failure to perform the duties required under this Operating Agreement; or (iii) conviction of or plea of guilty or nolo contendere to a misdemeanor involving moral turpitude or any felony.

          "Code" means the Internal Revenue Code of 1986, as amended from time to time.

          "Company" means OrbiMed Associates LLC.

          "Entity" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or other business entity or organization.

          "Fiscal Year" means the Company's fiscal year, which shall be the calendar year ending December 31.

          "Full Investment Date" means the earlier of (i) the fourth anniversary of the Final Closing Date of the Fund and (ii) the day on which the Remaining Capital Commitments are reduced to zero or cancelled pursuant to this Agreement.

          "Initial Capital Contributions" means the contributions to the capital of the Company made by Members pursuant to Section 7.2 hereof, it being understood that each Member's Initial Capital Contribution shall be 12.5% of such Member's Capital Commitment.

          "Majority Interest" or "Majority in Interest" means Membership Interests of the Members which, taken together, exceed 50% of the aggregate of all Membership Interests held by the Members.

          "Manager" means OrbiMed Advisors LLC or any successor Person appointed by a Majority in Interest of the Members in accordance with the terms of this Operating Agreement.

          "Member" means each of the parties who executes a counterpart of this Operating Agreement as a Member and each of the parties who may hereafter become a Member as provided in Section 11.2.

          "Membership Interest" means a Member's entire interest in the Company, expressed as a percentage, and adjusted as provided in this Operating Agreement, comprised of such Member's equity interest in the Company and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Operating Agreement or the Act. The Membership Interest of each Member shall be equal to a percentage that corresponds to the ratio that its Units owned bears to the total number of Units outstanding.

          "Net Loss" means the Company's taxable loss computed pursuant to
Section 9.1.

          "Net Profits" means the Company's taxable income computed pursuant to
Section 9.1.

          "Operating Agreement" means this Agreement as originally executed and as amended from time to time.

          "Operating Cash Flow" means all cash, revenues and funds received by the Company from Company operations and amounts received by the Company upon disposition of any of its investments and assets, less the sum of the following to the extent paid or set aside by the Company:

          (i) all principal, interest and other payments with respect to indebtedness of the Company (including without limitation indebtedness to Members of the Company) and all other sums paid to lenders;

          (ii) all cash expenditures incurred incident to the normal operation of the Company's business; and

          (iii) such Reserves as the Manager deems reasonably necessary to the proper operation of the Company's business.

          "Person" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

          "Remaining Capital Commitment" means, with respect to any Member at any time, the excess, if any, of (i) such Member's Capital Commitment at such time over (ii) such Member's aggregate Capital Contributions made prior to such time.

          "Transfer" means a Transfer as defined in Section 11.1.

          "Treasury Regulations" or "Regulations" means the Federal Income Tax Regulations promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

          "Units" means the equity interests of Members in the Company. A Member shall own that number of Units equal to (i) the dollar amount of such Member's Capital Contribution divided by (ii) $1.

                                   ARTICLE II.

                              FORMATION OF COMPANY

          SECTION 2.1 Formation. The Company has been organized as a limited liability company pursuant to the provisions of the Act, effective as of the date that the Articles were filed with the Secretary of State of the State of New York.

          SECTION 2.2 Name. The name of the Company is OrbiMed Associates LLC.

          SECTION 2.3 Principal Place of Business. The principal place of business of the Company shall be such place within or without the State of New York as is acceptable to a Majority in Interest of the Members.

          SECTION 2.4 Registered Office. The address of the registered office of the Company in the State of New York is c/o OrbiMed Advisors LLC, 767 Third Avenue, 6th floor, New York, New York 10017. The registered office may be changed from time to time as a Majority in Interest of the Members deem advisable.

          SECTION 2.5 Agreement; Effect of Inconsistencies with the Act. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members executing this Operating Agreement hereby agree to the terms and conditions of this Operating Agreement, as it may from time to time be amended according to its terms. It is the express intention of the Members that this Operating Agreement, together with any subscription agreement delivered in respect of the Company, shall be the sole source of agreement of the parties with respect to the operation of the Company and the rights of the parties, and, except to the extent a provision of this Operating Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is expressly prohibited or ineffective under the Act, this Operating Agreement shall be considered amended to the smallest degree possible in order to make the agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Operating Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The Members hereby agree that each Member shall be entitled to rely on the provisions of this Operating Agreement, and no Member shall be liable to the Company or to any Member for any action or refusal to act taken in good faith in reliance on the terms of this Operating Agreement. The Members and the Company hereby agree that the duties and obligations imposed on the Members of the Company as such shall be those set forth in this Operating Agreement, which is intended to govern the relationship among the Company and the Members, notwithstanding any provision of the Act or common law to the contrary.

                                  ARTICLE III.

                               BUSINESS OF COMPANY

          SECTION 3.1 Nature of Business; Purpose. The Company is formed for the sole object and purpose of making co-investments in Entities in which Caduceus Private Investments, LP, a Delaware limited partnership (the "Fund") for which OrbiMed Advisors LLC provides administrative services, also makes investments.

                                   ARTICLE IV.

                         NAMES AND ADDRESSES OF MEMBERS

          SECTION 4.1 The names and addresses of Members shall be as set forth in Schedule A hereto as amended from time to time.

                                   ARTICLE V.

                            MANAGEMENT OF THE COMPANY

          SECTION 5.1. Company Management. The property and day-to-day business and affairs of the Company shall be managed and conducted exclusively by the Manager who, subject to the rights of the Members under the Act, shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes of the Company.

          SECTION 5.2 Agents. (a) The Manager may appoint such Persons to act as authorized agents for the Company as it deems reasonably appropriate. Each such authorized agent shall have such authority and shall perform such duties as may be provided in this Operating Agreement, as the Manager or a Majority in Interest of the Members may from time to time prescribe.

          (b) Any authorized agent may resign at any time by giving written notice to the Company, and such resignation shall take effect after the giving of such notice at the time specified therein or, if the time when it shall become effective shall not be specified therein, when accepted by the Manager. Except as aforesaid, the acceptance of such resignation shall not be necessary to make it effective. All agents shall be subject to removal at any time by the Members with or without Cause, subject to the terms of any employment agreement, approved by the Members, between the Company and such agent.

          SECTION 5.3 Third Parties. No Person dealing with a Member or the Manager shall be required to determine its authority to make any commitment or undertaking on behalf of the Company, nor to determine any fact or circumstance bearing upon the existence of its authority. No purchaser of any property owned by the Company shall be required to determine the right to sell or the authority of a Member or the Manager to sign and deliver on behalf of the Company any such instrument of transfer, or to see to the application or distribution of revenues or proceeds paid or credited in connection therewith. SECTION 5.4 Reimbursement of Expenses. The Manager and any agents appointed in accordance with Section 5.2 shall be reimbursed all reasonable out of pocket expenses incurred in connection with the conduct of the Company's business or contemplated by a budget approved by a Majority in Interest of the Members, subject in any event to the approval of a Majority in Interest of the Members.

          SECTION 5.5 Revaluation. A Majority in Interest of the Members have the authority, in their discretion but consistent with Treasury Regulation
Section 1.704-1(b)(2)(iv)(f), to cause a revaluation of the Company's assets.

          SECTION 5.6 Removal of Manager. The Manager may be removed for Cause by the written consent of Members holding 66.67% of the Membership Interests. In the event of the removal of a Manager for Cause, a replacement Manager may be elected by a Majority in Interest of the remaining Members.

          SECTION 5.7 Indemnification of the Members and the Manager. The Company shall indemnify its Members and the Manager, in their capacities as such, for all costs, losses and damages paid or accrued by such Members or the Manager in connection with the business of the Company, and shall advance any fees or costs relating to the defense of any claims related to such costs, losses or damage to the fullest extent permitted under the Act, provided that the foregoing shall not apply to (i) any party's fraud, willful misconduct or gross negligence or (ii) actions or claims by any of the Members or the Manager against one another.

          SECTION 5.8 No Compensation or Ownership of or by Manager. The Manager will receive no compensation or equity interest in the Company for its services as Manager.

                                   ARTICLE VI.

                        RIGHTS AND OBLIGATIONS OF MEMBERS

          SECTION 6.1 Limitation on Liability. Each Member's liability shall be limited as set forth in this Operating Agreement, the Act and other applicable law. No Member shall have any personal liability for any debts or losses of the Company beyond its Capital Commitment, except as provided by law. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Operating Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

          SECTION 6.2 Waiver of Partition. The Members hereby waive any right of partition or any right to take any other action that otherwise might be available to them for the purpose of severing their relationship with the Company or their interest in the assets held by the Company from the interests of the other Members.

                                  ARTICLE VII.

                CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

          SECTION 7.1 Maintenance of Capital Accounts. The Company shall establish and maintain a Capital Account for each Member. The Capital Account shall consist of the cash and the fair market value of property at the time of contribution contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code Section 752), plus such Member's share of Net Profits and any items of income or gain that are specifically allocated to such Member pursuant to Section 9.3 hereof, less (a) all distributions of cash and the fair market value of property at the time of distribution effectively distributed to such Member (net of liabilities secured by such effectively distributed property at the time of distribution that such Member is considered to assume or take subject to under Code Section 752), and (b) such Member's share of Net Losses and any items of deduction or loss that are specifically allocated to such Member pursuant to Treasury Regulation Section 1.704-1(b) (2) (iv); and the provisions of this Operating Agreement shall be interpreted consistently therewith. Upon the transfer of all or part of a Member's Interest, other than a transfer that terminates the Company within the meaning of Code Section 708(b)
(1) (B), the Capital Account of the transferor Member that is attributable to the transferred Interest will carry over to the transferee. In the event of a transfer of all or part of an Interest that causes a termination of the Company within the meaning of Code Section 708(b) (1) (B), the Capital Accounts will be adjusted in accordance with Treasury Regulation Section 1.704-1(b) (2) (iv).

          SECTION 7.2 Members' Capital Contributions; Drawdowns. (a) Each Member has made an Initial Capital Contribution to the Company in the amounts set forth on Schedule A attached hereto in an amount equal to 12.5% of its aggregate Capital Commitment at the time it submits its Company subscription agreement. Each Member shall make Capital Contributions in addition to its Initial Capital Contribution in such amounts and at such times as the Manager shall specify in notices ("Drawdown Notices") delivered from time to time to such Member, which shall contain (i) the Drawdown Amount; (ii) the required Capital Contribution to be made by such Member (which shall be pro rata with the other Members' Capital Commitments); (iii) the date (the "Drawdown Date") on which such Capital Contribution is due (which shall be a Business Day at least ten Business Days from and including the date of delivery of the Drawdown Notice); and (iv) the Person and the account to which such Capital Contribution should be paid. All Capital Contributions shall be paid to the Company in immediately available funds in United States dollars by 11:00 A.M. (New York City time) on the date specified in the applicable Drawdown Notice.

          (b) After the Full Investment Date, all Members will be released from any further obligation with respect to their Remaining Capital Commitments (the "Unfunded Commitments"), except to the extent necessary to: (i) complete Investments by the Company in respect of transactions agreed to by the Company prior to the Full Investment Date; and (iii) make follow-on Investments in portfolio companies in an aggregate amount of up to 10% of the Company's Capital Commitments for a period of two years after the Full Investment Date (it being understood that in no event shall any Member's obligation with respect to the foregoing exceed such Member's Remaining Capital Commitment).

          SECTION 7.3 No Obligation for Additional Capital Contributions. No Member shall be obligated to make any Capital Contributions to the Company other than as provided for in Section 7.2. In no event shall any Member be obligated to make Capital Contributions to the Company in excess of such Member's Capital Commitment.

          SECTION 7.4 Interest. No interest shall be paid by the Company on any Capital Contribution of any Member.

          SECTION 7.5 No Withdrawal of Capital. No Member shall have the right to withdraw or reduce its Capital Contribution except as provided in this Operating Agreement or by law until all liabilities of the Company, except liabilities to Members on account of their Capital Accounts, have been paid and the Company has been liquidated. Except as otherwise provided herein, no Member shall have the right to demand or receive property other than cash in return for his or her Capital Contribution.

          SECTION 7.6 Defaults by Members. Each Member agrees that payment of its required Capital Contributions and amounts required pursuant to Section 7.2 when due is of the essence, that any such default by any Member would cause injury to the Company and to the other Members and that the amount of damages caused by any such injury would be ext remely difficult to calculate. Accordingly, each Member agrees that upon any default by a Member which is not cured within five Business Days after the giving of written notice to such Member by the Manager of the occurrence of such default (such an event, an "Event of Default"):

          (i) the Capital Account of such Member shall be reduced by an amount equal to 50% of the amount of such Member's Capital Account on the date of such Event of Default (and the amount of such reduction shall be credited to the Capital Accounts of the other Members in accordance with the provisions of this Operating Agreement, and

          (ii) such Member shall not have allocated to its Capital Account or receive any distributions with respect to any income, profit or gain arising after such Event of Default that relates to any Company investments for which such Member made Capital Contributions prior to such Event of Default, and the other Members shall receive such distributions and any such income, profit or gain shall be credited to the Capital Accounts of the other Members in accordance with the provisions of this Agreement.

          SECTION 7.7 Method of Accounting. The records of the Company shall be maintained on such method of accounting as may be elected by the Manager.

                                  ARTICLE VIII.

                            DISTRIBUTIONS TO MEMBERS

          SECTION 8.1 Distributions of Operating Cash Flow. Distributions of Operating Cash Flow may be made to the Members in proportion to their respective Membership Interests on a basis and at such times consistent with distributions made in respect of the Fund.

          SECTION 8.2 Tax Distributions. The Manager will make sufficient cash distributions from the Company so that each Member will have been distributed for each year an amount equal to its income taxes on the amount of taxable income allocated to it for that year pursuant to Article IX. Such distributions shall be made at such times and in such amounts as the Manager may determine, subject to the availability of adequate cash. For this purpose it will be assumed that (i) each Member is subject to tax on income at the highest combined effective marginal tax rate (federal, state and local) payable by an individual subject to tax as a resident of The City of New York and that the Member has carried over its allocable share of prior losses from the Company allocated to it as a Member and (ii) each Member can use tax credits allocable to Members pursuant to Article IX hereof. Notwithstanding the foregoing, no distributions shall be required pursuant to this Section in the year in which the Company is liquidated in accordance with Article XIII.

          SECTION 8.3 Limitation on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Member on account of its Membership Interest if such distribution would violate the Act or other applicable law.

                                   ARTICLE IX.

                                   ALLOCATIONS

          SECTION 9.1 Net Profit and Net Loss Defined. "Net Profits" and "Net Losses" mean the Company's taxable income or loss determined in accordance with the Code Section 703(a) for each of its Fiscal Years (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a) (1) will be included in taxable income or loss); provided, however, that (i) such Net Profits and Net Losses will be computed as if items of tax-exempt income and nondeductible, non-capital expenditures (under Code Sections 705(a)(1)(B) and 705(a)(2)(B)) were included in the computation of taxable income, gain, loss or deduction and (ii) such Net Profits and Net Losses shall not include any amounts specially allocated pursuant to Section 9.3 of this Agreement. If any Member contributes property to the Company, or if any Company property is revalued pursuant to Treasury Regulation Section 1.704 -1(b)(2)(iv)( f) or as otherwise required by the Regulations, Net Profits and Net Losses will be computed as if the initial adjusted basis for federal income tax purposes to the Company of such contributed or revalued property equaled its initial book value to the Company as of the date of contribution or revaluation. Credits or debits to Capital Accounts due to a revaluation of Company assets in accordance with Treasury Regulation Section 1.704(b)(2)(iv)( f), or due to a distribution of noncash assets as provided in Section 13.2 hereof, will be taken into account as gain or loss from the disposition of such assets for purposes of this Article IX.

          SECTION 9.2 Allocation of Net Loss or Net Profit. Except as otherwise provided in Section 9.3, the Net Loss or the Net Profit for each fiscal year of the Company shall be allocated to the Members in proportion to their respective Membership Interests.

          SECTION 9.3 Special Allocations. (a) For Federal income tax purposes, any income, gain, loss or deduction with respect to property contributed by a Member to the Company that has a fair market value different from its adjusted basis for Federal income tax purposes, or with respect to any Company property that has been revalued pursuant to Section 5.5 hereof, shall be allocated among the Members in accordance with Code Section 704(c) and the Treasury Regulations thereunder.

          (b) The following special allocations shall be made in the following order:

          (1) Minimum Gain Chargeback. Notwithstanding any other provision of this Article IX, if there is a net decrease in Company Minimum Gain (as defined in Treasury Regulations Sections 1.704-2(b) and (d)) during any Fiscal Year, each Member shall be specifically allocated items of income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount and manner sufficient to satisfy the requirements of Treasury Regulation Section 1.704-2(f). This Section 9.3(b)(1) is intended to comply with the minimum gain chargeback requirement in such section of the Treasury Regulations and shall be interpreted consistently therewith.

          (2) Member Minimum Gain Chargeback. Notwithstanding any other provision of this Article IX (except Section 9.3(b)(1)), if there is a net decrease in Member No nrecourse Debt Minimum Gain (as defined in Treasury Regulation Section 1.704-2(i)) during any Fiscal Year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain shall be specifically allocated items of income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount and manner sufficient to satisfy the requirements of Treasury Regulation Section 1.704-2(i). This Section 9.3(b)(2) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i) and shall be interpreted consistently therewith.

          (3) Qualified Income Offset. In the event a Member unexpectedly receives any adjustments, allocations or distributions described in (4), (
     5) or ( 6) of Treasury Regulation Section 1.704 -1(b)(2)(ii)( d), then each such Member shall be specifically allocated items of Company income and gain in an amount and manner sufficient to eliminate, to the extent required by such Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible. This Section 9.3(b)(3) is intended to constitute a "qualified income offset" under Treasury Regulation Section 1.704-1(b)(2)(ii)( d) and shall be interpreted consistently therewith.

          (4) Nonrecourse Deductions. Any Member Nonrecourse Deductions (as defined in Treasury Regulation Section 1.704-2(i)) for any Fiscal Year or other period shall be specifically allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt (as defined in Treasury Regulation Section 1.704-2(b) (4)) to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i).

          SECTION 9.4 Other Allocation Provisions. (a) Tax Items. Except as otherwise provided herein, any allocation to a Member of a portion of Net Profits or Net Losses for a Fiscal Year will be deemed to be an allocation to that Member of the same proportionate part of each item of income, gain, loss, deduction or credit that is earned, realized or available by or to the Company for Federal income tax purposes.

          (b) Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deductions and any other allocations not otherwise provided for shall be divided among the Members in proportion to their respective Membership Interests.

          (c) In the event of a transfer of a Member's Membership Interest pursuant to this Agreement, the death or dissolution of a Member, or the distribution of any Company property to a Member, a Majority in Interest of the Members may, upon a distribution of any property described in Code Section 734 or upon a transfer described in Code Section 743 (as the case may be), make an election pursuant to Code Section 754. Each Member shall supply all information necessary to make such election and otherwise cooperate with respect to such election.

          SECTION 9.5 Allocation on Transfer of Interest. A Majority in Interest of the Members may, at their option, at the time a new Member is admitted, or at the time of Transfer of a Membership Interest, close the Company books (as though the Company's tax year had ended) and make allocations of Company profits and losses, and items of income, gain, loss, deduction and credit attributable to the Interest transferred between the transferor and the transferee on the basis of (i) the number of days in the fiscal period before the admission or Transfer and (ii) one plus the number of days after the admission or Transfer, in accordance with the provisions of Section 706(d) of the Code and the Treasury Regulations promulgated thereunder.

          SECTION 9.6 Amendments to Allocation Provisions. Upon the consent of a Majority in Interest of the Members, the Company may adopt such conventions as the Company deems appropriate in making allocations pursuant to this Article IX, or modify and amend the provisions of this Article IX and related provisions of this Agreement for the purpose of complying with the Regulations from time to time under Code Section 704, rulings or positions of the Internal Revenue Service, court decisions, or as the Members otherwise deem advisable.

                                   ARTICLE X.

                               BOOKS AND RECORDS

          SECTION 10.1 Accounting Period. The Company's accounting period shall be the Company's Fiscal Year.

          SECTION 10.2 Books and Records. At the expense of the Manager, proper and complete records and books of account shall be kept or shall be caused to be kept by the Manager in which shall be entered fully and accurately all transactions and other matters relating to the Company's business in such detail and completeness as is customary and usual for businesses of the type engaged in by the Company. The books and records shall at all times be maintained at the principal executive office of the Manager.

          SECTION 10.3 Tax Matters. The Company shall be treated as a partnership for Federal income tax purposes. The Company shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, and Form K-1s shall be furnished to the Members within a reasonable time after the end of the Company's Fiscal Year. The initial "tax matters partner" of the Company pursuant to Code Section 6231(a)(7) shall be the Manager. Subject to the terms of this Operating Agreement, the Person serving as tax matters partner shall be authorized to represent the Company in connection with all matters relating to tax status, tax reports or tax filing for the Company.

                                   ARTICLE XI.

                   TRANSFERABILITY; RESTRICTIONS ON TRANSFER

          SECTION 11.1 General. Except as expressly provided in this Article XI or in Article XIII of this Agreement, a Member shall not have the right to sell, assign, pledge, hypothecate, exchange or otherwise transfer for consideration, whether pursuant to a sale, loan transaction, or merger, consolidation, voluntary dissolution or voluntary termination of the Member or otherwise, or gift, bequeath or otherwise transfer for no consideration (collectively "Transfer") all or any part of its (or their) Units.

          SECTION 11.2 Permitted Transfers; Obligations and Rights of Third Party Transferees; Termination. (a) Notwithstanding anything in this Agreement to the contrary, no transferee of a Member shall become a Member, and no Member may Transfer their Units, unless: (i) the transferee or donee is an Affiliate of the transferor or a trust established by a Member for estate planning purposes;
(ii) all of the non-transferring Members approve, by unanimous written consent, the admission of the transferee or donee as a Member of the Company; or (iii) the transferee or donee is a Member immediately prior to the Transfer of the Units.

          (b) No Transfer shall be effective unless and until written notice (including the name, address, and taxpayer identification number of the transferee or donee) has been provided to the Company and the nontransferring Member(s) and the transferee has executed such other documentation as may reasonably be required by the non-transferring Member(s).

          (c) Any attempted Transfer of Units, not in compliance with this
Section 11.2 shall be, and is declared to be, null and void ab initio; provided, however, that in the case any Transfer as a result of the death of a Member, the transferee of such Member, if not admitted as a Member because of the failure to satisfy the requirements of this Section 11.2, shall nevertheless be entitled to receive such distributions from the Company as the assigning Member would have been entitled to receive under Article VIII of this Agreement had such assigning Member retained his or her Units.


                                  ARTICLE XII.

                             NO ADDITIONAL MEMBERS

          No new Members shall be admitted to the Company after the date hereof except as provided in Article XI.

                                 ARTICLE XIII.

                          DISSOLUTION AND LIQUIDATION

          SECTION 13.1 Dissolution. The Company shall be dissolved upon the earliest to occur of any of the following: (a) the sale, transfer or other disposition of all or substantially all of the assets of the Company, or (b) the unanimous decision of the Members to dissolve the Company.

          SECTION 13.2 Winding up of Affairs and Distribution of Assets. (a) Upon dissolution of the Company, the Manager or, if appointed by a Majority in Interest of the Members, one or more Members shall be the liquidating trustee for the Company (the "Liquidator") and shall proceed to wind up the affairs of the Company, liquidate the remaining property and assets of the Company and wind-up and terminate the business of the Company. If the Members cannot agree on the choice of a Liquidator, the liquidating trustee shall be the Company's legal counsel or such other third party chosen by a Majority in Interest of the Members. The liquidating trustee shall cause a full accounting of the assets and liabilities of the Company to be taken and, unless a Majority in Interest of the Members otherwise agree, shall, in such trustee's discretion (with a view to maximizing the value of the Company's assets), cause the assets of the Company either to be liquidated or distributed in kind and the business to be wound up as promptly as possible by distributing the net proceeds of asset sales and the remaining assets in accordance with paragraph (b) hereof.

          (b) Unless and to the extent otherwise required by the Act or any other applicable law, the proceeds of any such liquidation shall be applied in the following order of priority: (i) first, to creditors of the Company (including Members who are creditors) in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof) and (ii) second, to the Members in proportion to and in satisfaction of their respective Membership Interests.

                                  ARTICLE XIV.

                            MISCELLANEOUS PROVISIONS

          SECTION 14.1 Entire Agreement. This Operating Agreement sets forth the entire understanding among the parties relating to the subject matter contained herein and merges all prior discussions among them.

          SECTION 14.2 Amendments and Modifications. This Operating Agreement may be amended or modified at any time and from time to time by a Majority in Interest of the Members and, subject to any mandatory provisions of the Act or applicable law to the contrary, any amendment or modification so adopted by a Majority in Interest of the Members shall be binding upon the Company and all the Members; provided, however, that no amendment or modification of this Operating Agreement that would have the effect of (i) increasing a Member's Capital Commitment or requiring a Member to make any further Capital Contributions (except as provided in Section 7.2), (ii) reducing a Member's Capital Account or (iii) otherwise materially adversely affecting the rights of a Member, may be adopted as set forth in this Section without the written consent of each Member so affected thereby.

          SECTION 14.3 Severability. If any one or more of the provisions contained in this Operating Agreement or in any document executed in connection herewith shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired; provided, however, that in such case a Majority in Interest of the Members shall endeavor to amend or modify this Agreement (subject to the terms, conditions and requirements set forth in Section 14.2) to achieve to the extent reasonably practicable the purpose of the invalid provision.

          SECTION 14.4 Governing Law. This Operating Agreement and all actions contemplated hereby shall be governed by and construed and enforced in accordance with the laws of the State of New York (without regard to conflict of laws principles).

          SECTION 14.5 No Waiver of Rights. No failure or delay on the part of any party in the exercise of any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude other or further exercises thereof or of any other right or power. The waiver by any party or parties hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach hereunder. All rights and remedies existing under this Operating Agreement are cumulative and are not exclusive of any rights or remedies otherwise available.

         SECTION 14.6 Counterparts. This Operating Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          SECTION 14.7 Headings. The article, section and other headings contained in this Operating Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Operating Agreement.

          IN WITNESS WHEREOF, the Manager and the undersigned Members have executed this Operating Agreement the day and year first above written.

                                            ORBIMED ADVISORS LLC, as
                                            Manager and on behalf of the
                                            Company


                                            By___________________________
                                                Name:
                                                Title:

                                            MEMBER:


                                            -----------------------------
                                            (Print name of Member)



                                            By___________________________

                                   SCHEDULE A

--------------------------------------------------------------------------------
NAME                            ADDRESS                  CAPITAL
                                                         COMMITMENT/INITIAL
                                                         CAPITAL CONTRIBUTION
--------------------------------------------------------------------------------




[Add names]

                                  C-1                                  Exhibit C

                         INVESTMENT ADVISORY AGREEMENT


          AGREEMENT made as of October 11, 2000 between PW JUNIPER CROSSOVER FUND, L.L.C., a Delaware limited liability company (the "Fund"), and PW Juniper management, l.l.c. (the "Adviser"), a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

          WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end management investment company and desires to retain the Adviser as investment adviser to furnish certain investment advisory and portfolio management services to the Fund, and the Adviser is willing to furnish these services;

          NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1. APPOINTMENT. The Fund hereby appoints the Adviser as investment adviser of the Fund for the period and on the terms set forth in this Agreement. The Adviser accepts this appointment and agrees to render the services herein set forth, for the compensation herein described.

2.        DUTIES AS INVESTMENT ADVISER.

          (a) Subject to the supervision of the Fund's Board of Directors (the "Board"), the Adviser will have full discretion and authority (i) to manage the assets and liabilities of the Fund and (ii) to manage the day-to-day business and affairs of the Fund. In furtherance of and subject to the foregoing, the Adviser will have full power and authority on behalf of the Fund, among other matters:

          (1) to purchase, sell, exchange, trade and otherwise deal in and with securities and other property of the Fund and to loan securities of the Fund;

          (2) to open, maintain and close accounts with brokers and dealers, to make all decisions relating to the manner, method and timing of securities and other investment transactions, to select and place orders with brokers, dealers or other financial intermediaries for the execution, clearance or settlement of any transactions on behalf of the Fund on such terms as the Adviser considers appropriate, and to grant limited discretionary authorization to such persons with respect to price, time and other terms of investment and trading transactions, subject to Paragraph 2(b);

          (3) to borrow from banks or other financial institutions and to pledge Fund assets as collateral therefor, to trade on margin, to exercise or refrain from exercising all rights regarding the Fund's investments, and to instruct custodians regarding the settlement of transactions, the disbursement of payments to the Fund's investors (the "Members") with respect to repurchases of interests in the Fund ("Interests") and the payment of Fund expenses, including those relating to the organization and registration of the Fund;

          (4) to call and conduct meetings of Members at the Fund's principal office or elsewhere as it may determine and to assist the Board in calling and conducting meetings of the Board;

          (5) to engage and terminate such attorneys, accountants and other professional advisers and consultants as the Adviser may deem necessary or advisable in connection with the affairs of the Fund or as may be directed by the Board;

          (6) to engage and terminate the services of persons to assist the Adviser in providing, or to provide under the Adviser's control and supervision, advice and management to the Fund at the expense of the Adviser and to terminate such services;

          (7) as directed by the Board, to commence, defend and conclude any action, suit, investigation or other proceeding that pertains to the Fund or any assets of the Fund;

          (8) if directed by the Board, to arrange for the purchase of (A) one or more "key man" insurance policies on the life of any principal of a member of the Adviser, the benefits of which are payable to the Fund, or (B) any insurance covering the potential liabilities of the Fund or relating to the performance of the Board or the Adviser, or any of their principals, directors, officers, members, employees and agents; and

          (9) to execute, deliver and perform such contracts, agreements and other undertakings, and to engage in such activities and transactions as are, in the opinion of the Adviser, necessary and appropriate for the conduct of the business of the Fund without the act, vote or approval of any other Members or person.

          (b) The Adviser, in its discretion, may use brokers who provide the Fund with research, analysis, advice and similar services to execute portfolio transactions on behalf of the Fund, and the Adviser may pay to those brokers in return for brokerage and research services a higher commission than may be charged by other brokers, subject to the Adviser's good faith determination that such commission is reasonable in terms either of the particular transaction or of the overall responsibility of the Adviser to the Fund and its other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits to the Fund over the long term. Whenever the Adviser simultaneously places orders to purchase or sell the same security on behalf of the Fund and one or more other accounts advised by the Adviser, such orders will be allocated as to price and amount among all such accounts in a manner believed to be equitable to each account. The Fund recognizes that in some cases this procedure may adversely affect the results obtained for the Fund.

          (c) The Fund hereby authorizes the Adviser and any entity or person associated with the Adviser which is a member of a national securities exchange to effect any transaction on such exchange for the account of the Fund, which transaction is permitted by Section 11(a) of the Securities Exchange Act of 1934, as amended, and the Fund hereby consents to the retention of compensation by the Adviser or any person or entity associated with the Adviser.

3. SERVICES NOT EXCLUSIVE. The services furnished by the Adviser hereunder are not to be deemed exclusive and the Adviser shall be free to furnish similar services to others. Nothing in this Agreement shall limit or restrict the right of any director, officer or employee of the Adviser or its affiliates, who also may be a Director, officer or employee of the Fund, to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar or dissimilar nature.

4.        EXPENSES.

          (a) During the term of this Agreement, the Fund will bear all expenses incurred in the business of the Fund other than those not specifically assumed by the Adviser. Expenses to be borne by the Fund will include, but are not limited to, the following:

          (1) all costs and expenses directly related to portfolio transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold short but not yet purchased, custodial fees, shareholder servicing fees, margin fees, transfer taxes and premiums and taxes withheld on foreign dividends;

          (2) all costs and expenses associated with the organization and registration of the Fund, certain offering costs and the costs of compliance with any applicable Federal or state laws;

          (3) the costs and expenses of holding any meetings of any Members that are regularly scheduled, permitted or required to be held under the terms of the Fund's Limited Liability Company Agreement (the "LLC Agreement"), the 1940 Act or other applicable law;

          (4) the fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund, including all travel-related expenses and other costs associated with due diligence performed, in connection with the analysis, purchase and sale of companies whose private securities may be purchased by the Fund;

          (5) the fees of custodians and other persons providing administrative services to the Fund;

          (6) the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund, the Adviser or its affiliates, or the Directors;

          (7) all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members;

          (8) all expenses of computing the Fund's net asset value, including any equipment or services obtained for the purpose of valuing the Fund's investment portfolio, including appraisal and valuation services provided by third parties;

          (9) all charges for equipment or services used for communications between the Fund and any custodian, or other agent engaged by the Fund; and

          (10) such other types of expenses as may be approved from time to time by the Board.

          (b) The payment or assumption by the Adviser of any expenses of the Fund that the Adviser is not required by this Agreement to pay or assume shall not obligate the Adviser to pay or assume the same or any similar expense of the Fund on any subsequent occasion.

5. COMPENSATION. As full compensation for the services provided to the Fund and the expenses assumed by the Adviser under this Agreement, the Adviser shall be entitled to be the Special Advisory Member of the Fund pursuant to the terms of the LLC Agreement and to receive an incentive allocation in accordance with the terms and conditions of Section 5.8 of the LLC Agreement.

6. LIMITATION OF LIABILITY OF THE ADVISER. The Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund or any Members in connection with the matters to which this Agreement relates, except to the extent that such a loss results from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. Any person, even though also an officer, director, employee, or agent of the Adviser or its affiliates, who may be or become an officer, Director, employee or agent of the Fund, shall be deemed, when rendering services to the Fund or acting with respect to any business of the Fund, to be rendering such service to or acting solely for the Fund and not as an officer, director, employee, or agent or one under the control or direction of the Adviser even though compensated by it.

7.       INDEMNIFICATION.

          (a) The Fund will indemnify the Adviser and its affiliates, and each of their members, directors, officers and employees and any of their affiliated persons, executors, heirs, assigns, successors or other legal representatives (each an "Indemnified Person") against any and all costs, losses, claims, damages or liabilities, joint or several, including, without limitation, reasonable attorneys' fees and disbursements, resulting in any way from the performance or non-performance of any Indemnified Person's duties in respect of the Fund, except those resulting from the willful malfeasance, bad faith or gross negligence of an Indemnified Person or the Indemnified Person's reckless disregard of such duties and, in the case of criminal proceedings, unless such Indemnified Person had reasonable cause to believe its actions unlawful (collectively, "disabling conduct"). Indemnification shall be made following:

(i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Indemnified Person was not liable by reason of disabling conduct or (ii) a reasonable determination, based upon a review of the facts and reached by (A) the vote of a majority of the Directors who are not parties to the proceeding or (B) legal counsel selected by a vote of a majority of the Board in a written advice, that the Indemnified Person is entitled to indemnification hereunder. The Fund shall advance to an Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with defense of any action or proceeding arising out of such performance or non-performance. The Adviser agrees, and each other Indemnified Person will be required to agree as a condition to any such advance, that if one of the foregoing parties receives any such advance, the party will reimburse the Fund for such fees, costs and expenses to the extent that it shall be determined that the party was not entitled to indemnification under this Paragraph 7. The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law.

          (b) Notwithstanding any of the foregoing, the provisions of this Paragraph 7 shall not be construed so as to relieve the Indemnified Person of, or provide indemnification with respect to, any liability (including liability under Federal securities laws, which, under certain circumstances, impose liability even on persons who act in good faith) to the extent (but only to the extent) that such liability may not be waived, limited or modified under applicable law or that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the provisions of this Paragraph 7 to the fullest extent permitted by law.

8.        DURATION AND TERMINATION.

          (a) This Agreement will become effective upon the date hereof, provided that this Agreement will not take effect unless it has first been approved (i) by a vote of a majority of those Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (ii) by vote of a majority of the outstanding voting securities of the Fund.

          (b) Unless sooner terminated as provided herein, this Agreement shall continue in effect for two years from the date hereof. Thereafter, if not terminated, this Agreement shall continue automatically for successive one-year periods, provided that such continuance is specifically approved at least annually (i) by a vote of a majority of those Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (ii) by the Board or by vote of a majority of the outstanding voting securities of the Fund.

          (c) Notwithstanding the foregoing, this Agreement may be terminated at any time, without the payment of any penalty, by vote of the Board or by a vote of a majority of the Fund's outstanding voting securities on 60 days' written notice to the Adviser or by the Adviser at any time, without the payment of any penalty, on 60 days' written notice to the Fund. This Agreement will automatically terminate in the event of its assignment.

9. AMENDMENT OF THIS AGREEMENT. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

10. GOVERNING LAW. This Agreement shall be construed in accordance with the laws of the State of New York, without giving effect to the conflicts of laws principles thereof, and in accordance with the 1940 Act. To the extent that the applicable laws of the State of New York conflict with the applicable provisions of the 1940 Act, the latter shall control.

11. MISCELLANEOUS. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors. As used in this Agreement, the terms "majority of the outstanding voting securities," "affiliated person," "interested person," "assignment," "broker," "investment adviser," "national securities exchange," "sell" and "security" shall have the same meaning as such terms have in the 1940 Act, subject to such exemption as may be granted by the Securities and Exchange Commission by any rule, regulation or order. Where the effect of a requirement of the 1940 Act reflected in any provision of this contract is relaxed by a rule, regulation or order of the Securities and Exchange Commission, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

          IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated as of the day and year first above written.



                                          PW JUNIPER MANAGEMENT, L.L.C.


                                          By:
                                             -----------------------------------




                                          PW JUNIPER CROSSOVER FUND, L.L.C.


                                          By:
                                             -----------------------------------

                                      D-1                              Exhibit D


                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on Schedule 13D, dated July 15, 2003, (the "Schedule 13D"), with respect to the Common Stock, $0.0001 par value per share, of DOV Pharmaceutical, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 15th day of July, 2003.

SAMUEL D. ISALY                                   ORBIMED ADVISORS LLC


/s/  Samuel D. Isaly                              /s/  Samuel D. Isaly
-----------------------------------               --------------------
                                                  Name: Samuel D. Isaly
                                                  Title: Managing Member



                                                  ORBIMED CAPITAL LLC


                                                  /s/  Samuel D. Isaly
                                                  --------------------
                                                  Name: Samuel D. Isaly
                                                  Title: Managing Member